ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

04046587

IR 01-470023

82-4345

November 23, 2004

Division of Corporation Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

SEC MAIL RECEIVED PROCESSING DEC - 6 2004 WASH., D.C. SEC

**Re: The Siam Commercial Bank Public Company Limited**
**Information Furnished pursuant to Rule 12g3-2(b)**
**Under the Securities Exchange Act of 1934**

SUPPL

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

**Information furnished to public and filed with the SET:**

1. Documents made or required to make public and filed or required to file with the SET translated into English
2. The Bank's Audited Financial Statements for the Quarters and Nine Months Ended September 30, 2004

**Information furnished to shareholders:**

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,
Siam Commercial Bank PCL

PROCESSED
DEC 14 2004
THOMSON FINANCIAL

(Siribunchong Uthayophas)
Senior Vice President
Investor Relations Division

dlw 12/14


ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงจตุจักร เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

1. Documents made or required to make public and filed or required to file with the SET translated into English.

- List of Information furnished to public and filed with the SET since September 2004.

| Document No. | Date Published or distributed | Document |
|---|---|---|
| 1 | Sep 3, 2004 | Conversion date of preferred shares of Siam Commercial Bank into ordinary shares |
| 2 | Sep 21, 2004 | Summary Statement of Assets and Liabilities As of August 31, 2004 |
| 3 | Sep 29, 2004 | SCB's divestment in SCB Resolution Corporation |
| 4 | Oct 4, 2004 | Conversion of preferred shares of Siam Commercial Bank into ordinary shares |
| 5 | Oct 4, 2004 | SCB's divestment in Power-P PCL |
| 6 | Oct 18, 2004 | Press release of operating results for quarter 3/2004 (unreviewed) |
| 7 | Oct 18, 2004 | Summary Statement of Assets and Liabilities As of September 30, 2004 |
| 8 | Oct 21, 2004 | Notification as to the result of Conversion of Subordinated Convertible Debenture |
| 9 | Nov 9, 2004 | SCB's divestment in Oreo Realty Inc. |
| 10 | Nov 12, 2004 | Management Discussion and Analysis for the third quarter and nine months ended September 30, 2004 |

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

*- TRANSLATION FROM THAI TEXT -*

BSS 2-470370 September 3, 2004

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred shares are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on September 30, 2004 is as follows:

| | |
|---|---|
| Conversion Notice | September 15 – 29, 2004 |
| Exercise Date | September 30, 2004 |
| Exercise Procedure | (1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. |
| | (2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. |
| | (3) Documents required to be delivered for conversion are:<br>1. form of conversion notice as prescribed by the Bank;<br>2. preferred shares certificate or any replacement thereof (as prescribed by SET); and |

/ 3. in case


ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงจตุจักร เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

**Place for Exercise**

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

# Summary Statement of Assets and Liabilities [1/]

## As of August 31, 2004

| Assets | Baht | Liabilities | Baht |
|---|---|---|---|
| Cash | 10,407,660,931.15 | Deposits | 641,174,060,850.21 |
| Interbank and money market items | 63,170,417,015.03 | Interbank and money market items | 13,589,878,312.16 |
| Securities purchased under resale agreements | 19,500,000,000.00 | Liabilities payable on demand | 2,874,318,723.65 |
| Investments in securities, net | 139,013,700,279.14 | Securities sold under repurchase agreements | - |
| (with obligations Baht 10,003,950,000.00) | | Borrowings | 18,729,073,551.46 |
| Credit advances (net of allowance for doubtful accounts) | 490,424,876,078.71 | Bank's liabilities under acceptances | 399,191,863.85 |
| Accrued interest receivables | 1,420,018,636.56 | Other liabilities | 10,584,879,407.64 |
| Properties foreclosed | 11,462,502,435.93 | **Total Liabilities** | **687,351,402,708.97** |
| Customers' liabilities under acceptances | 399,191,863.85 | **Shareholders' Equity** | |
| Premises and equipment, net | 20,877,356,718.68 | Paid-up share capital | |
| Other assets | 9,686,594,428.64 | (registered share capital Baht 70,000,000,000.00) | 33,365,949,000.00 |
| | | Reserves and net profit after appropriation | 29,741,162,741.38 |
| | | Other reserves and profit and loss account | 15,903,803,937.34 |
| | | **Total Shareholders' Equity** | **79,010,915,678.72** |
| **Total Assets** | **766,362,318,387.69** | **Total Liabilities and Shareholders' Equity** | **766,362,318,387.69** |
| Customers' liabilities under unmatured bills | 3,186,086,562.57 | Bank's liabilities under unmatured bills | 3,186,086,562.57 |
| **Total** | **769,548,404,950.26** | **Total** | **769,548,404,950.26** |

| | Baht |
|---|---|
| Non-Performing Loans As of 30 June 2004 (Quarterly) | 85,287,453,000.00 |
| (15.03 percents of total loans before allowance for doubtful accounts) | |
| Required provisioning for loan loss,as of 30 June 2004 (Quarterly) | 48,844,056,000.00 |
| Actual allowance for doubtful accounts | 68,761,896,867.19 |
| Loans to related parties | 12,607,299,633.30 |
| Loans to related asset management companies | Nil |
| Loans to related parties due to debt restructuring | 10,048,275,465.87 |
| Borrowings as part of subordinated debentures cum preferred shares to be | |
| included in the Tier 1 Capital, permitted by the Bank of Thailand | Nil |
| Legal capital fund | 87,197,954,559.30 |
| Changes in assets and liabilities this month due to the penalty expenses from | |
| violating the Commercial Banking Act B.E.2505 and amended Act,section ...... | Nil |
| International Banking Facility's assets and liabilities | |
| Total assets | 4,089,064,139.25 |
| Total liabilities | 22,604,919.62 |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 4,319,798,108.78 |
| Letters of credit | 11,507,821,515.21 |

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

**(Mr. Krieng Wongnongtaey)**
Division Head, Financial Reporting & Control Division

**(Khunying Jada Wattanairitham)**
President and Chief Executive Officer

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

EQI 471450

September 29, 2004

The President of the Stock Exchange of Thailand

SCB would like to inform you of its divestment in SCB Resolution Corporation (SRC) as the company has been dissolved :

| | | |
|---|---|---|
| Transaction Date | : | September 28, 2004 |
| Transaction Assets | : | Ordinary shares of SCB Resolution Corporation |
| Objective | : | Divestment after the Company has been dissolved. |
| Type of Business | : | Property management |
| Registered Capital | : | 20,000,000 Baht |
| Paid up Capital | : | 20,000,000 Baht |
| Par Value | : | 10.00 Baht per share |
| Transaction Description | : | As SRC was dissolved on 27 September 2004. SCB, the sole shareholder of the Company, divested its investment in the Company. SCB had received all of the fund invested in the Company. |
| Percentage of Shares | : | After the aforesaid transaction, SCB is no longer a shareholder of the Company. |

Yours sincerely,

(Mr. Veerathai Santiprabhob)
SVP, Head of Equity Investment Division

Equity Investment Division



ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS 2-470386 October 4, 2004

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the September 30, 2004 exercise date, applications for conversion were for 147,809,200 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

| | | |
|---|---|---|
| **Preferred Shares** | | |
| Initial number of preferred shares issued | 2,500,000,000 | Shares |
| Increase in preferred shares resulting from SCB - W exercise | 112,115,570 | Shares |
| Number of preferred shares already converted | (814,034,737) | Shares |
| Conversion per this exercise date (September 30, 2004) | (147,809,200) | Shares |
| Convertible preferred shares outstanding | 1,650,271,633 | Shares |
| **Ordinary shares** | | |
| Number of ordinary shares outstanding prior to conversion | 588,760,073 | Shares |
| Previous conversion from subordinated debentures | 135,719,257 | Shares |
| Previous conversion from preferred shares | 814,034,737 | Shares |
| Conversion per this exercise date (September 30, 2004) | 147,809,200 | Shares |
| Total ordinary shares outstanding | 1,686,323,267 | Shares |
| No. of new converted shares held by **foreign** shareholders | 132,921,312 | Shares |
| No. of new converted shares held by **local** shareholders | 14,887,888 | Shares |

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงจตุจักร เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

Ref. : EQI 471463

Date : October 4, 2004

Subject : SCB's divestment in Power-P PCL

To The President of the Stock Exchange of Thailand

SCB would like to inform you of its divestment in ordinary shares of Power-P PCL as follows:

| | | |
|---|---|---|
| Transaction Date | : | 1 October 2004 |
| Involved Parties | : | Seller – Siam Commercial Bank PCL<br>Buyer – Mr.Pracha Hetrakul Mr.Vithun Sirinukul Ms.Kitima Suksusorn and Intel Vision Securities PCL. |
| Transaction Assets | : | Ordinary shares of Power-P PCL |
| Objective | : | To decrease investment proportion according to a contract made during the loan restructuring process. |
| Type of Business | : | Manufacturer of structural clay products and contractor |
| Registered Capital | : | 2,100,000,000.00 Baht |
| Paid-up Capital | : | 2,100,000,000.00 Baht |
| Par Value | : | 10.00 Baht per share |
| Transaction Description | : | Sell ordinary shares of Power-P PCL |
| Number of Shares | : | 12,007,928 shares |
| Price | : | 3.00 Baht per share, which was the price agreed upon during the loan restructuring process. |
| Total Value of Transaction | : | 36,023,784.00 Baht |
| Percentage of Shares | : | After aforesaid transaction, SCB will hold 4.29% of paid-up capital of Power-P PCL. |
| Transaction Size | : | 0.0048% of SCB's total assets, hence it does not come under SET rule on acquisition or disposal of assets and SET rule on connected transaction. |

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

**The Siam Commercial Bank Public Company Limited**
9 Rutchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Investor Relations Division Tel. +66 2 544-4222
E-mail: investor.relations@scb.co.th
Website: www.scb.co.th

**Date: October 18, 2004**

## The Siam Commercial Bank PCL announces the unreviewed results of operation for the third quarter and the nine-month period ended September 30, 2004

The Siam Commercial Bank PCL announces the preliminary results of operation for the nine-month period. Net profit increased to Baht 15,364 million from Baht 9,204 million in the corresponding period of last year, boosted by Baht 5,658 million gain from divestment of the Bank's non-core businesses. Additionally, the core banking business also improved from growth of both interest income and fee & service income.

Core operating results for the third quarter of this year improved significantly. Net profit was Baht 3,637 million, up Baht 807 million or 28.5% from net profit before investment gain of Baht 2,830 million in the previous quarter. Investment gain in previous quarter was Baht 2,039 million.

### Khunying Jada Wattanasiritham, President & Chief Executive Officer said:

*"The results in this quarter were in line with our targets. Core operating performance continuously strengthened and large credit expansion contributed to wider net interest margin (NIM). Besides, fee and service income and profit sharing from subsidiaries were growing considerably as a result of SCB group strategy to be the Universal Bank.*

*At end September 2004, NPLs were Baht 84,368 million, or 14.7% of total loans. Allowance for doubtful accounts was Baht 68,465 million or 81.2% of NPLs. The Bank will continue to set Baht 200 million a month as general provision to build up provision level to 2% of loans net of NPLs."*

### Dr. Vichit Suraphongchai, Chairman of the Executive Committee further stated that:

*"We will continue to build SCB as a full-fledged Universal Bank which will help boost both interest income and fee income. Recently, the Bank formally introduced Business Cash Management service in early October. The Bank also has a plan to continuously develop new products and services under the co-operation of SCB group affiliates."*

## Significant items of operating results for the third quarter of 2004:

### 1. Net interest and dividend income

Net interest and dividend income steadily improved from higher interest and dividend income, especially interest on loans, while interest expenses continued its downtrend. In this quarter, the Bank reported Baht 5,174 million in net interest and dividend income, up Baht 260 million from the previous quarter and Baht 515 million from a year ago.

(Million Baht)

| | 3Q04 | 2Q04 | % qoq | 3Q03 | % yoy |
|---|---|---|---|---|---|
| Interest and Dividend Income | 6,638 | 6,423 | 3.4% | 6,482 | 2.4% |
| - Loans | 5,497 | 5,226 | 5.2% | 4,971 | 10.6% |
| - Interbank and money market | 224 | 208 | 7.8% | 232 | -3.3% |
| - Investments | 917 | 988 | -7.2% | 1,279 | -28.3% |
| Interest Expenses | 1,464 | 1,509 | -2.9% | 1,823 | -19.7% |
| Net Interest and Dividend Income | 5,174 | 4,914 | 5.3% | 4,659 | 11.1% |
| **Net Interest Margin*** | **2.71%** | **2.60%** | | **2.59%** | |

* Calculations based on average outstanding of 2 quarters

Interest on loans increased by Baht 271 million from previous quarter to Baht 5,497 million, due mainly to loan expansion and higher loan yield. Notably, interest on loan included around Baht 90 million interest income from restructured loans.

Interest and dividend income from investment was Baht 917 million, a decline of Baht 71 million from the previous quarter, mainly due to smaller debt portfolio and dividend received in this quarter.

Interest expenses were Baht 1,464 million in this quarter, a decrease of Baht 44 million from the previous quarter as deposit cost declined by Baht 32 million. Given the Bank's proactive strategy on Business Cash Management, the share of short-term deposits in the deposit structure rose and contributed to lower interest expenses even as outstanding deposits were larger.

Higher interest income and lower cost of fund boosted net interest margin (NIM) from 2.60% in the previous quarter to 2.71% in this quarter. Excluding interest income from restructured loans during this quarter, NIM would be 2.66%.

### 2. Non-interest income

Non-interest income from core business stepped up Baht 224 million or 9.9% from previous quarter to Baht 2,474 million in this quarter, mainly attributed to an increase of Baht 189 million in fee and service income, especially from bancassurance and cards business. Other income was Baht 123 million, up Baht 58 million from gain on disposal of assets and property foreclosed.

(Million Baht)

| | 3Q04 | 2Q04 | % qoq | 3Q03 | % yoy |
|---|---|---|---|---|---|
| Fee and service income | 2,052 | 1,863 | 10.1% | 1,581 | 29.8% |
| - Acceptances, aval and guarantees | 183 | 223 | -18.0% | 179 | 2.2% |
| - Others | 1,869 | 1,640 | 13.9% | 1,402 | 33.3% |
| Gain on exchange | 300 | 323 | -7.0% | 516 | -41.8% |
| Other income | 123 | 65 | 89.0% | 3 | 3833.3% |
| Total Operating Income | 2,474 | 2,250 | 9.9% | 2,100 | 17.8% |
| Gain/loss from investments | -16 | 2,039 | -100.8% | 386 | -104.2% |
| Income from equity interest in subsidiaries/associated companies | 492 | 110 | 345.1% | 407 | 20.9% |
| Total Non-Interest Income | 2,950 | 4,400 | -33.0% | 2,893 | 2.0% |

This quarter, Baht 16 million was booked as loss on investments, a decrease of Baht 2,055 million from Baht 2,039 million gain booked in the previous quarter. The loss was due to allowance for impairment of investment and much smaller sale of investments in this quarter.

Income from subsidiaries and associated companies increased by Baht 381 million to Baht 492 million from the previous quarter, mostly due to better performance of securities subsidiaries on the back of improved stock market and profit sharing from one associated company which the Bank started to recognize this quarter.

Non-interest income in this quarter totaled Baht 2,950 million, a decline of Baht 1,450 million or 33.0% from Baht 4,400 million in the previous quarter as there was no large investment gain during this quarter.

Compared to the third quarter of last year, non-interest income increased by Baht 57 million. Fee and service income increased by Baht 471 million, other income was up by Baht 120 million while gain on exchange declined by Baht 216 million and gain on investment dropped by Baht 402 million.

### 3. Non-interest expenses

In the third quarter of this year, non-interest expenses at Baht 3,879 million were relatively flat compared to Baht 3,844 million in the last quarter. Personnel expenses increased by Baht 37 million from training costs and higher employees. Taxes & duties and fee & service expenses were up by Baht 35 million on higher business activities. On the other hand, directors' remuneration declined by Baht 30 million. Premises and equipment expenses were also down by Baht 16 million.

(Million Baht)

| | 3Q04 | 2Q04 | % qoq | 3Q03 | % yoy |
|---|---|---|---|---|---|
| Personnel expenses | 1,262 | 1,225 | 3.0% | 1,092 | 15.5% |
| Premises and equipment expenses | 901 | 917 | -1.8% | 686 | 31.4% |
| Taxes and duties | 307 | 283 | 8.6% | 287 | 6.8% |
| Fee and service expenses | 365 | 354 | 3.2% | 386 | -5.5% |
| Directors' remuneration | 10 | 39 | -74.8% | 10 | -1.8% |
| Contribution to the FIDF | 616 | 614 | 0.4% | 597 | 3.2% |
| Loss in diminution in value and reserve for selling expense of foreclosed properties | - | - | - | 390 | NA |
| Other expenses | 418 | 412 | 1.5% | 270 | 54.9% |
| Total Non-Interest Expenses | 3,879 | 3,844 | 0.9% | 3,719 | 4.3% |
| **Operating Cost to Income Ratio** | 50.7% | 53.6% | | 49.3% | |

Compared to the same quarter of 2003, non-interest expenses increased by Baht 160 million from Baht 385 million increase in personnel, premises, and equipment expenses and Baht 148 million in other expenses. The higher expenditures were for branch redesign and new branch opening (27 branches during the first 9 months), human resource development and personnel enrollment, and marketing promotion for new products and services. These activities are the key factors to empower the Bank's competitiveness in the long run.

Operating cost to income ratio was 50.7% in this quarter, down from 53.6% in the previous quarter, mostly due to higher income generation than the increase in expenses. The ratio slightly increased from 49.3% in the same quarter of last year.

### 4. Loan loss provision

In the third quarter of this year, the Bank set aside Baht 600 million as a general reserve. As at September 30, 2004, loan loss provision totaled Baht 68,465 million and loan loss coverage ratio was 81.2%.

## Balance sheet as at September 30, 2004

### 1. Loans and Deposits

As at September 30, 2004, total loans outstanding before allowance for doubtful accounts were Baht 565,130 million, an increase of Baht 58,837 million or 11.6% from the end of last year. Loan expansion during this quarter was Baht 3,785 million or 0.7%.

From end of 2003, good loans expanded by Baht 73,801 million or 18.7%. Compared to last quarter, good loans grew by Baht 11,596 million or 2.5%. Loans from Special Assets Group dropped by Baht 14,963 million or 13.3% from end of 2003, of which Baht 7,812 million was down during this quarter.

Loan growth was broad-based. Retail loans growth was still robust, up Baht 29,276 million or 25.1% from end of last year. Corporate loans grew by Baht 27,137 million or 13.7% ytd, while Baht 13,587 million was granted to SME customers with 17.1% growth rate from end of 2003. Other loans dropped mainly from matured MOF Promissory Note in amount of Baht 10,000 million in July.

(Million Baht)

| | 30 Sep 04 | 30 Jun 04 | % qoq | 31 Dec 03 | % ytd |
|---|---|---|---|---|---|
| Loans | | | | | |
| Good Bank | 467,413 | 455,817 | 2.5% | 393,612 | 18.7% |
| - Corporate | 224,650 | 220,185 | 2.0% | 197,513 | 13.7% |
| - SME | 92,966 | 88,022 | 5.6% | 79,379 | 17.1% |
| - Retail | 145,996 | 133,366 | 9.5% | 116,720 | 25.1% |
| - Others | 3,801 | 14,244 | -73.3% | - | NA |
| Bad Bank | 97,716 | 105,528 | -7.4% | 112,680 | -13.3% |
| Total Loans | 565,130 | 561,345 | 0.7% | 506,293 | 11.6% |

At the end of this quarter, deposits stood at Baht 647,760 million, up Baht 40,629 million or 6.7% from end of 2003. During this quarter, deposits jumped by Baht 36,194 million or 5.9% from previous quarter, due mainly to the Bank's proactive strategy in Business Cash Management service that allowed the Bank's short-term deposit base to increase. Demand and savings deposits increased by 28.9% and 16.9% from the end of last year, respectively while long-term deposits were on a downward trend. This led to an increase in the proportion of demand and savings deposits from 50.1% at the end of last year to 55.4% at the end of the third quarter.

(Million Baht)

| | 30 Sep 04 | 30 Jun 04 | % qoq | 31 Dec 03 | % ytd |
|---|---|---|---|---|---|
| Deposits | | | | | |
| Demand | 33,215 | 25,906 | 28.2% | 25,760 | 28.9% |
| Savings | 325,409 | 290,386 | 12.1% | 278,448 | 16.9% |
| Fixed | | | | | |
| - Less than 6 months | 209,531 | 211,669 | -1.0% | 211,106 | -0.7% |
| - 6 months and up to 1 year | 17,683 | 18,463 | -4.2% | 18,951 | -6.7% |
| - Over 1 year | 61,922 | 65,143 | -4.9% | 72,867 | -15.0% |
| Total Deposits | 647,760 | 611,567 | 5.9% | 607,132 | 6.7% |
| **Gross Loans to Deposits Ratio** | **87.2%** | **91.8%** | | **83.4%** | |
| **Net Loans to Deposits Ratio** | **76.7%** | **80.1%** | | **71.5%** | |

Given higher growth of deposits than loan growth, net loans to deposits ratio consequently dropped to 76.7% at end of this quarter compared to 80.1% at the end of last quarter. The ratio improved when compared to 71.5% at the end of last year.

**2. Investments**

Investments totaled Baht 138,763 million, a decline of 6.0% from the end of last year or 0.8% from the previous quarter due to the divestment of shares in non-core businesses and liquidity management.

(Million Baht)

| | 30 Sep 04 | 30 Jun 04 | % qoq | 31 Dec 03 | % ytd |
|---|---|---|---|---|---|
| Investments | | | | | |
| - Short-term investment-net | 32,742 | 31,745 | 3.1% | 37,815 | -13.4% |
| - Long-term investment-net | 88,019 | 90,685 | -2.9% | 95,526 | -7.9% |
| - Investment in subsidiaries and associated companies-net | 18,001 | 17,446 | 3.2% | 14,258 | 26.3% |
| Total Investments-net | 138,763 | 139,876 | -0.8% | 147,600 | -6.0% |

**3. Borrowings**

Borrowings totaled Baht 18,679 million, a decrease of Baht 5,364 million or 22.3% from the end of 2003. The decrease was due to the maturity of USD subordinated convertible bonds amounting to Baht 3,810 million in January and the conversion of Baht 1,845 million in subordinated convertible bonds into the Bank's capital during the nine months period.

**4. Shareholders' equity**

At September 30, 2004, shareholders' equity was at Baht 81,176 million, equivalent to book value per share of Baht 24.33. Shareholders equity rose by Baht 5,651 million from the end of last year. Principle items are listed as follows:

- Baht 15,364 million increase from profits for the nine- month period
- Baht 6,102 million increase from conversion of subordinated convertible bonds and the warrant exercise
- Baht 11,463 million decrease from smaller surplus on investment revaluation due to sales of investment and decline in stock values in line with market condition
- Baht 4,486 million decrease from dividend payment in April

## Total Capital Funds

Total capital funds (tier 1 and tier 2) at September 30, 2004 were Baht 87,183 million or approximately 15.6% of total risk assets, of which about 11.3% or Baht 63,107 million was tier 1 capital (excluding 3Q04 net profit of Baht 3,637 million).

## Non-Performing Loans (NPLs)

As at September 30, 2004, non-performing loans (NPLs) according to the Bank of Thailand's definition were Baht 84,368 million or 14.7%, compared with Baht 85,287 million or 15.0% at the end of the second quarter of 2004.

(Million Baht)

| | 30 Sep 04 | | 30 Jun 04 | |
|---|---|---|---|---|
| | Amount | Allowance for classified loans | Amount | Allowance for classified loans |
| Classified loans and Allowance for Doubtful Accounts | | | | |
| Normal | 482,513 | 5,957 | 474,063 | 10,326 |
| Special Mention | 8,683 | 87 | 8,749 | 83 |
| Substandard | 6,234 | 330 | 7,447 | 773 |
| Doubtful | 5,838 | 728 | 4,867 | 658 |
| Doubtful Loss | 72,297 | 36,451 | 72,973 | 33,871 |
| Total | 575,565 | 43,553 | 568,100 | 45,710 |
| General and Specific Allowance | | 25,048 | | 25,708 |
| Total Allowance | | 68,601 | | 71,418 |
| Problem Classified Loans (Substandard and lower) | 84,368 | | 85,287 | |
| % of Total Classified Loans | 14.7% | | 15.0% | |

Remark: Non-performing Loans (NPLs) are loans classified as substandard and lower, including loans to financial institution but excluding accrued interest receivable and other assets

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

## Summary Statement of Assets and Liabilities [1/]

## As of September 30, 2004

| Assets | Baht | Liabilities | Baht |
|---|---|---|---|
| Cash | 12,004,057,749.57 | Deposits | 647,760,391,550.84 |
| Interbank and money market items | 73,774,059,642.46 | Interbank and money market items | 10,622,863,542.62 |
| Securities purchased under resale agreements | 6,300,000,000.00 | Liabilities payable on demand | 2,873,596,906.00 |
| Investments in securities, net | 138,762,718,566.86 | Securities sold under repurchase agreements | - |
| (with obligations Baht 9,612,950,000.00) | | Borrowings | 18,679,000,019.61 |
| Credit advances (net of allowance for doubtful accounts) | 496,664,467,760.52 | Bank's liabilities under acceptances | 411,873,621.25 |
| Accrued interest receivables | 1,394,156,482.46 | Other liabilities | 14,942,860,275.79 |
| Properties foreclosed | 11,504,264,504.59 | **Total Liabilities** | **695,290,585,916.11** |
| Customers' liabilities under acceptances | 411,873,621.25 | **Shareholders' Equity** | |
| Premises and equipment, net | 21,068,979,854.29 | Paid-up share capital | |
| Other assets | 14,581,607,381.02 | (registered share capital Baht 70,000,000,000.00) | 33,365,949,000.00 |
| | | Reserves and net profit after appropriation | 29,741,161,751.38 |
| | | Other reserves and profit and loss account | 18,068,488,895.53 |
| | | **Total Shareholders' Equity** | **81,175,599,646.91** |
| **Total Assets** | **776,466,185,563.02** | **Total Liabilities and Shareholders' Equity** | **776,466,185,563.02** |
| Customers' liabilities under unmatured bills | 3,864,830,383.26 | Bank's liabilities under unmatured bills | 3,864,830,383.26 |
| **Total** | **780,331,015,946.28** | **Total** | **780,331,015,946.28** |

| | **Baht** |
|---|---|
| Non-Performing Loans As of 30 September 2004 (Quarterly) | 84,368,374,000.00 |
| (14.67 percents of total loans before allowance for doubtful accounts) | |
| Required provisioning for loan loss,as of 30 September 2004 (Quarterly) | 46,981,419,000.00 |
| Actual allowance for doubtful accounts | 68,600,993,864.31 |
| Loans to related parties | 9,828,039,977.43 |
| Loans to related asset management companies | Nil |
| Loans to related parties due to debt restructuring | 10,033,420,801.37 |
| Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand | Nil |
| Legal capital fund | 87,183,016,525.45 |
| Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section ...... | Nil |
| International Banking Facility's assets and liabilities | |
| Total assets | 3,873,589,765.63 |
| Total liabilities | 2,981,833.52 |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 4,083,714,790.56 |
| Letters of credit | 12,546,875,399.39 |

[1] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

**(Mr. Krieng Wongnongtaey)**
Division Head, Financial Reporting & Control Division

**(Khunying Jada Wattanairitham)**
President and Chief Executive Officer

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

No. Tor Thor. 31-471125 October 21, 2004

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The President

The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion on October 18, 2004 of which exercise price is Baht 30 pershare as follows:

| | Description | Unit |
|---|---|---|
| 1. | Subordinated convertible debentures at first placement | 6,000,000 |
| | Converted debentures | 4,071,580 |
| | Debentures requested conversion | 267,100 |
| | Outstanding unconverted debentures | 1,661,320 |
| 2. | Common stocks accommodated conversion | 200,000,000 |
| | Converted - common stocks | 135,719,257 |
| | Requested conversion - common stocks | 8,903,327 |
| | Outstanding common stocks for conversion | 55,377,416 |
| 3. | Debenture-converted-common stocks in this exercise held by Foreign investors | - |
| | Debenture-converted-common stocks in this exercise held by Thai investors | 8,903,327 |

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary



ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงจตุจักร เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

Ref. : EQI 471526

Date : November 9, 2004

Subject : SCB's divestment in Oreo Realty Inc.

To The President of the Stock Exchange of Thailand

SCB would like to inform you of its divestment in Oreo Realty Inc. ("the Company") as the Company was liquidated and wound up:

| | | |
|---|---|---|
| Transaction Date | : | August 6, 2004. |
| Transaction Assets | : | Ordinary shares of Oreo Realty Inc. |
| Objective | : | Divestment after the Company was liquidated and wound up. |
| Type of Business | : | Holding company |
| Registered Capital | : | USD 20.00 |
| Paid-up Capital | : | USD 10.00 |
| Par Value | : | USD 0.10 per share |
| Transaction Description | : | The Company completed the liquidation process and was wound up on August 6, 2004. |
| Percentage of Shares | : | After the aforesaid transaction, SCB, the sole ex-shareholder of the Company, is no longer a shareholder of the Company. |

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

# Management Discussion and Analysis

For the third quarter and the nine months ended September 30, 2004

The Siam Commercial Bank Public Company Limited

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

**The Siam Commercial Bank Public Company Limited**
9 Ruchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Tel. +66 2 544-1111, +66 2 937-7777
Website: www.scb.co.th

Investor Relations Division Email: investor.relations@scb.co.th
Tel. +66 2 544-4222

Reuter: SCB.BK, SCBf.BK, SCB_p.BK
Bloomberg: SCB TH, SCB/F TB, SCB/P TB, SCB/Q TB

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

# Management Discussion and Analysis

For the third quarter and the nine months ended September 30, 2004

This report discusses principal changes in the reviewed consolidated financial statements for the third quarter and the nine months ended September 30, 2004.

## Operating Results

Net profit for the third quarter of 2004 (3Q04) was Baht 3,637 million, down Baht 1,232 million from Baht 4,869 million in the second quarter of 2004 (2Q04) mainly due to strong gain on investment last quarter. However, profit from core business continued its robust path. Compared to the corresponding period of last year, net profit for this quarter increased Baht 405 million from Baht 3,232 million due to increase in interest income from loans and fee&service income.

Consolidated, 3Q04 net profit was Bt3,637 million.

For the first nine months of 2004 (9M04), net profit increased significantly to Baht 15,364 million from Baht 9,204 million a year earlier, up Baht 6,160 million. The key drivers were higher investment gain, net interest and dividend income and fee& service income which rose by Baht 5,112 million, Baht 1,008 million, and Baht 1,539 million, respectively.

First nine months, net profit was Bt15,364 million, an increase of Baht 6,160 million, due mainly to investment gain.

| (Consolidated) | 3Q04 (Bt, million) | % qoq | % yoy | 9M04 (Bt, million) | % yoy |
|---|---|---|---|---|---|
| Net Profit | 3,637 | -25.3% | 12.5% | 15,364 | 66.9% |
| Gain on investment | -16 | -100.8% | -103.7% | 5,710 | 854.1% |
| Net profit excluding gain on investment | 3,653 | 29.9% | 31.1% | 9,654 | 12.2% |

## Net Interest and Dividend Income

Net interest and dividend income in 3Q04 was Baht 5,295 million, an increase of Baht 230 million (4.5%qoq), and an increase of Baht 520 million (10.9% yoy) from the third quarter of last year.

Net interest and dividend income increased by 4.5% qoq.

In this quarter, interest and dividend income was Baht 6,779 million, up Baht 186 million (2.8%) from the previous quarter. Details are as follows.

: Interest on loans was up Baht 285 million (5.4%qoq) to Baht 5,578 million from Baht 5,293 million in the previous quarter, mainly from loan expansion and higher loan yield. Notably, interest on loans included around Baht 90 million special interest received from restructured debts.

: Interest on interbank and money market items was up Baht 15 million (6.6% qoq) to Baht 235 million from the last quarter due to liquidity management.

: Interest and dividend from investment was down Baht 113 million from Baht 1,079 million last quarter to Baht 966 million in this quarter, due mainly to smaller debt portfolio and dividend received in this quarter.

Due to 5.4% increase in interest on loans.

Interest expenses were Baht 1,484 million, down by Baht 44 million from Baht 1,528 million last quarter. Interest on deposits was Baht 1,205 million, a decrease of Baht 33 million from last quarter. With the Bank's proactive strategy on Business Cash Management, the shift of deposit composition towards shorter term contributed to lower interest expenses while deposits expanded.

Interest expenses dropped slightly despite expanded deposits, due mainly to higher proportion of short term deposits.

Compared to the same quarter of 2003, interest expenses dropped by Baht 363 million from Baht 1,847 million mainly as a result of deposit rate cuts in 2003 (3 times during March to July), higher portion of short term deposit, and the maturity in January 2004 of subordinated convertible bonds sold to foreign investors.

*Net Interest Margin (NIM)*

3Q04 net interest margin improved to 2.76%, up from 2.66% in the previous quarter and from 2.65% in the same quarter last year. The improvement is attributed to consequence of impressive loan growth and lower interest expenses. Without roughly Baht 90 million extra interest income from restructured debts, NIM would be 2.71% in this quarter.

NIM was 2.76% in 3Q04, increased from 2.66% last quarter.

| (Consolidated) | 3Q04 (Bt, million) | % qoq | % yoy | 9M04 (Bt, million) | % yoy |
|---|---|---|---|---|---|
| Total interest and dividend income | 6,779 | 2.8% | 2.4% | 19,807 | -6.2% |
| Interest on loans | 5,578 | 5.4% | 10.7% | 15,544 | -4.2% |
| Interest on interbank and money market items | 235 | 6.6% | -1.7% | 733 | -8.8% |
| Investments | 966 | -10.4% | -28.1% | 3,530 | -13.7% |
| Total interest expenses | 1,484 | -2.8% | -19.6% | 4,551 | -33.7% |
| Net interest and dividend income | 5,295 | 4.5% | 10.9% | 15,256 | 7.1% |
| Net Interest Margin (NIM) | 2.76% | | | 2.72% | |

*For the nine-month period,* net interest and dividend income improved to Baht 15,256 million, up Baht 1,008 million (7.1% yoy) from Baht 14,248 million of the corresponding period last year. This was due mainly to improvement in net interest and dividend income since early this year, especially higher loan yield in 3Q04. In addition, deposit rate cuts and the increase in proportion of short-term deposits resulted in lower interest expenses.

Interest and dividend income was Baht 19,807 million, down Baht 1,307 million or 6.2% from the corresponding period of last year as interest on loans and interest on investment declined by Baht 674 million and Baht 562 million, respectively, due to the redemption of MoF bond worth Baht 25,075 million in November last year.

Interest expenses were Baht 4,551 million, a decrease of Baht 2,315 million, or 33.7% from the same period last year due mainly to the rate cuts in 2003, the expiration of USD subordinated convertible bond in January 2004, and the conversion of Baht 1,845 million in subordinated convertible bond (issued to domestic investors) during the period.

NIM for the nine-month period of this year was flat at 2.68% compared with corresponding period of last year.

**Non-interest Income**

Non-interest income from the Bank's core business, excluding investment gain and income from equity interest in subsidiaries and/or associated companies, during this quarter was Baht 3,246 million, an increase of Baht 273 million or 9.2% from Baht 2,973 million last quarter. Details are listed as follows.

: In this quarter, fees and service income was Baht 2,240 million, up by Baht 283 million (14.4%) from Baht 1,957 million last quarter. The main drivers were higher fee from Bancassurance and card business.

: Gain on exchange was Baht 299 million, down by Baht 19 million from last quarter.

: Other income was Baht 707 million, up by Baht 10 million compared with last quarter due to the profit from the sale of assets.

The Bank's operating non-interest income, improved 9.2% qoq from better fee income particularly from bancassurance and card business.

This quarter, Baht 16 million was booked as loss on investment, compared to gain of Baht 2,056 million last quarter. The loss was mainly from allowance for impairment of investment accompanied by much smaller sale of investment during the quarter.

Income from equity interest in associated companies was Baht 275 million, up by Baht 106 million from Baht 169 million last quarter since the Bank started to recognize income from an associated company this quarter. Including investment gain and shared profit from affiliates, non-interest income was Baht 3,505 million, or Baht 1,694 million (32.6% qoq) reduction from Baht 5,199 million in 2Q04.

| (Consolidated) | 3Q04 (Bt, million) | % qoq | % yoy | 9M04 (Bt, million) | % yoy |
|---|---|---|---|---|---|
| Fees and service income | 2,240 | 14.4% | 30.4% | 6,100 | 33.7% |
| *Acceptances, avals, and guarantees* | *182* | *-18.0%* | *-8.6%* | *567* | *13.4%* |
| *Others* | *2,058* | *18.6%* | *35.5%* | *5,533* | *36.2%* |
| Gain on exchanges | 299 | -6.1% | -42.2% | 1,155 | -18.9% |
| Other income | 707 | 1.4% | 23.5% | 2,135 | 44.0% |
| Operating Income | 3,246 | 9.2% | 15.6% | 9,390 | 25.7% |
| Gain on investment | -16 | -100.8% | -103.7% | 5,710 | 854.1% |
| Income from equity interest in subsidiaries and/or associated companies | 275 | 62.3% | 165.3% | 602 | 67.4% |
| *Total non-interest income* | 3,505 | -32.6% | 4.4% | 15,702 | 86.3% |

*For the nine-month period,* non-interest income was Baht 15,702 million, up by Baht 7,275 million from corresponding period last year, mainly from higher gain on investment, fees and service income, and other income.

Fees and service income of the period was Baht 6,100 million, an increase of Baht 1,539 million or 33.7% yoy from Baht 4,561 million in the corresponding period of last year. Income from acceptances, avals, and guarantees increased by Baht 67 million, in parallel with higher credit activities. Additionally, other fees income also improved by Baht 1,472 million or 36.3% yoy, boosted by banking business expansion especially from bancassurance and card business.

Gain on exchange was Baht 1,155 million, down by Baht 270 million due mainly to cost related to interest rates contracts and accounting adjustment. Other income rose by Baht 652 million from previous year to Baht 2,135 million on higher income from affiliate companies in line with improving economic condition.

**Non-interest Expenses**

In this quarter, non-interest expenses were Baht 4,445 million, down by Baht 109 million (2.4%) qoq from lower expenses related to personnel, directors' remuneration, and other expenses while premises and equipment, taxes and duties and fee&service expenses increased. Details are listed below.

Non-interest expenses down 2.4% qoq.

: Personnel expenses were down by Baht 35 million qoq to Baht 1,482 million as one of the Bank's subsidiaries booked an accrued personnel expense in 2Q04. Compared to 3Q03, personnel expenses increased by Baht 181 million mainly from the annual salary increase and transfer of employees from associated companies.

Personnel expenses down slightly because a subsidiary booked accrued expenses last quarter.

: Premises and equipment expenses were Baht 1,112 million, up by Baht 15 million qoq because a subsidiary expanded its branch network.

: Taxes and duties were Baht 314 million, up by Baht 27 million qoq. Fee & service expenses were Baht 365 million, up by Baht 46 million, mostly due to higher banking transactions.

: Directors' remuneration was Baht 10 million, a large drop of Baht 38 million qoq as in 2Q04 bonus payment was paid in accordance with the resolution of the Annual Shareholders Meeting.

: Other expenses were Baht 544 million, down by Baht 127 million qoq from Baht 671 million due mainly to some business transfer from the Bank's subsidiaries.

| (Consolidated) | 3Q04 (Bt, million) | % qoq | % yoy | 9M04 (Bt, million) | % yoy |
|---|---|---|---|---|---|
| Personnel expenses | 1,482 | -2.3% | 13.9% | 4,647 | 23.8% |
| Premises and equipment expenses | 1,112 | 1.3% | 27.4% | 3,123 | 20.4% |
| Taxes and duties | 314 | 9.5% | 6.9% | 875 | 2.7% |
| Fees and service expenses | 365 | 14.6% | -4.7% | 1,128 | 8.0% |
| Directors' remuneration | 10 | -78.0% | -13.2% | 71 | 80.1% |
| Contributions to the FIDF | 618 | 0.3% | 3.1% | 1,851 | 4.7% |
| Reserve for selling expense of property foreclosed | 0 | 0% | -100.0% | 0 | -100.0% |
| Other expenses | 544 | -18.9% | 23.7% | 1,616 | 48.9% |
| Total non-interest expenses | 4,445 | -2.4% | 3.6% | 13,311 | 15.5% |

For the nine-month period, non-interest expenses were Baht 13,311 million, up by Baht 1,787 million (15.5%) yoy, mainly from Baht 894 million increase in personnel expenses (23.8%) to Baht 4,647 million because of the higher headcounts, extra bonus payment, and the annual salary increase. In addition, premises and equipment expenses increased by Baht 530 million to Baht 3,123 million mainly related to the Bank's branch network expansion and nationwide branches redesign. Directors' remuneration was Baht 71 million, up by Baht 32 million due mainly to the bonus payment in 2Q04 in accordance with the resolution of the Annual Shareholders Meeting.

Expense on fees & service and taxes and duties increased in line with higher banking transactions. Similarly, contribution to FIDF rose Baht 83 million on higher deposit volume. Other expenses were Baht 1,616 million, up by Baht 531 million mainly from marketing activities and provisions set by subsidiary companies. This year no provision was set for sale of foreclosed properties while Baht 390 million was provided last year.

*Operating cost to income ratio*

Operating expenses decreased by Baht 109 milliion qoq from reduction in personnel expenses, director remuneration and other expenses while operating income (excluding investment gain and income from subsidiaries) increased by Baht 503 million from increases in interest income and fee income. Consequently, operating cost to income ratio dropped significantly to 52.0% from 56.7% in 2Q04 but increased from 51.4% in 3Q03 on higher personnel, premises and equipment expenses and higher marketing expenses according to the Bank's policy to improve and strengthen competitiveness.

Operating cost income ratio dropped to 52.0% from 56.7% in 2Q04 on higher income.

**Loan Loss Provision**

Loan loss provision in 3Q04 was Baht 601 million, in line with the Bank's policy to set general provision of Baht 200 million a month, compared to last quarter's Baht 712 million which included Baht 600 million of the Bank's general provision and Baht 112 million provision set by the Bank's subsidiaries.

The Bank maintained its general provision policy of Baht 200 million a month.

### Assets

Total assets as at September 30, 2004 were Baht 782,530 million, an increase of Baht 35,692 million, or 4.8% from the end of 2003.

Total assets increased by 4.8% from end of 2003. Loan growth was 11.3% ytd.

: Gross loans were Baht 570,515 million, up Baht 58,124 million or 11.3% from end of 2003.

: Interbank & money market item was Baht 78,930 million, an increase of Baht 19,857 million or 33.6% from end of 2003. Growth of Baht 24,555 million from last quarter is notable as the large increase in deposits led to higher excess liquidity.

: Securities purchased under resale agreements were Baht 6,340 million, a continuous decline from Baht 12,000 million at the end of 2Q04 and Baht 42,100 million at the end of 2003 as a result of liquidity management.

: Net investment was Baht 130,725 million, a decrease of Baht 13,223 million from end 2003 largely because of the sale of non-core business investments during the first half of 2004. Compared to the previous quarter, net investment decreased by Baht 5,109 million owing to liquidity management and smaller trading portfolio.

### Liabilities

As at September 30, 2004, total liabilities were Baht 700,290 million, an increase of Baht 30,110 million (4.5%) from the end of 2003.

Consolidated liabilities were up by 4.5% from end of 2003.

: Deposits totaled Baht 650,934 million, up Baht 38,063 million (6.2%) from end 2003. Compared to 2Q04, deposits jumped by Baht 33,660 million or 5.5% mostly from increasing short-term deposits (savings and current accounts) as a result of the Bank's proactive strategy in Business Cash Management.

Deposits rose by 6.2% from last year, mainly during this quarter from short-term deposits.

: Borrowing totaled Baht 19,070 million, a decline of Baht 5,365 million from end 2003 from the maturity of USD subordinated convertible bond amounting to Baht 3,810 million in January 2004 and the conversion of Baht 1,845 million subordinated convertible bond into ordinary shares. Compared to 2Q04, borrowing dropped slightly by Baht 281 million, mainly from the conversion of subordinated convertible bond into ordinary shares during the period.

While borrowing declined continuously.

### Shareholder's Equity

Shareholder's equity totaled Baht 82,240 million, an increase of Baht 5,582 million or 7.3% from the end of last year.

Shareholder's equity increased by 7.3% from end of last year, mainly due to profit for the period, warrant exercise and conversion of subordinated convertible bonds.

: Paid-up capital, including ordinary and preferred shares, was Baht 33,366 million. The increase of Baht 1,735 million from end 2003 was from the additional share subscription of 112.0 million shares from the warrant exercise (from December 2003 to June 2004) and the conversion of subordinated convertible bonds into ordinary shares in amount of 61.5 million shares (from January to July 2004).

: Premium on ordinary and preferred shares was Baht 9,872 million, up by Baht 4,445 million from end 2003 from the aforementioned conversions, particularly in June 2004 upon the expiration of the warrants.

- : Unappropriated retained earnings were Baht 22,911 million, up by Baht 10,961 million from end 2003. The increase is attributed to Baht 15,364 million in profits for the nine-month period of 2004 and a deduction of Baht 4,487 million from dividend payment in April 2004.
- : Unrealized gain on investment was Baht 6,136 million, down by Baht 11,463 million from sale of investments during the first half of 2004 and reduction of market values of equity and debt securities.
- : Book value per share (BVPS) at end September 2004 rose to Baht 24.33 from Baht 23.10 at end 2Q04 and Baht 23.88 at end 2003.

Book value per share increased to Baht 24.33 at end of September.

**Off Balance Sheet: Contingencies**

As at September 30, 2004, the Bank and subsidiaries had combined contingencies of Baht 715,115 million, up 38.7% or Baht 199,418 million from end 2003. The increase was driven by larger liabilities under unmatured import bills, letters of credit, and other contingencies in line with better economic activities, particularly international trade transactions. Additionally, the Bank provided interest rate and exchange rate risk management services to customers.

| (Consolidated) | Sep 30, 04 (Bt, million) | Jun 30, 04 (Bt, million) | % qoq | Dec 31, 03 (Bt, million) | %ytd |
|---|---|---|---|---|---|
| Aval to bills and buarantees of loans | 4,083 | 4,246 | -3.8% | 3,943 | 3.6% |
| Liability under unmatured import bills | 3,865 | 3,025 | 27.8% | 2,387 | 61.9% |
| Letter of credit | 12,626 | 12,137 | 4.0% | 8,242 | 53.2% |
| Other contingencies | 694,541 | 591,722 | 17.4% | 501,125 | 38.6% |
| Total contingencies | 715,115 | 611,130 | 17.0% | 515,697 | 38.7% |

## Loans and Deposits

Consolidated gross loans at end September 2004 were Baht 570,515 million, a growth of 11.3% ytd. Gross loans at the bank only totaled Baht 565,130 million or 99.1% of total loans on the consolidated basis.

Loan expansion was broad-based, a growth of 11.6% ytd.

*Loans on Bank-only account at end 3Q04* increased by Baht 58,837 million or 11.6% from end 2003 to Baht 565,130 million, and increased by Baht 3,785 million or 0.7% from end 2Q04.

From end 2003, good loans expanded by Baht 73,801 million or 18.7%. Compared to the previous quarter, good loans grew by Baht 11,597 million or 2.5%. Loans from Special Assets Group dropped by Baht 14,964 million or 13.3% from end 2003 with a decline of Baht 7,812 million during this quarter.

Retail loan continued its robust growth, similar to corporate and SME loans.

Loan growth was broad-based. Retail loans growth was still robust, up Baht 29,276 million or 25.1% from the end of last year. Corporate loans increased by Baht 27,136 million or 13.7% ytd while SME loans increased by Baht 13,587 million or 17.1% over the same period. Other loans dropped mainly from matured MOF Promissory Note in the amount of Baht 10,000 million in July.

| (Bank only) | Sep 30, 04 (Bt, million) | Jun 30, 04 (Bt, million) | % qoq | Dec 31, 03 (Bt, million) | %ytd |
|---|---|---|---|---|---|
| Good Bank | 467,414 | 455,817 | 2.5% | 393,613 | 18.7% |
| - Corporate | 224,650 | 220,185 | 2.0% | 197,514 | 13.7% |
| - SME | 92,966 | 88,022 | 5.6% | 79,379 | 17.1% |
| - Retail | 145,996 | 133,366 | 9.5% | 116,720 | 25.1% |
| - Others | 3,802 | 14,244 | -73.3% | - | NA |
| Bad Bank | 97,716 | 105,528 | -7.4% | 112,680 | -13.3% |
| Total Loans | 565,130 | 561,345 | 0.7% | 506,293 | 11.6% |

By sector, loans (consolidated basis) to the utilities and services sector recorded the highest growth rate at 22.8% from end 2003, comparable to the housing loan growth at 21.2%. Other loans, largely personal loans and credit card, grew by 7.8% year to date.

| (Consolidated) | Sep 30, 04 (Bt, million) | Jun 30, 04 (Bt, million) | % qoq | Dec 31, 03 (Bt, million) | %ytd |
|---|---|---|---|---|---|
| Agriculture and mining | 10,068 | 10,034 | 0.3% | 10,895 | -7.6% |
| Manufacturing and commercial | 202,786 | 205,329 | -1.2% | 195,449 | 3.8% |
| Real estate and construction | 67,496 | 68,936 | -2.1% | 63,794 | 5.8% |
| Utilities and services | 112,671 | 116,567 | -3.3% | 91,747 | 22.8% |
| Housing loans | 137,669 | 126,154 | 9.1% | 113,570 | 21.2% |
| Others | 39,825 | 39,483 | 0.9% | 36,936 | 7.8% |
| Total | 570,515 | 566,503 | 0.7% | 512,391 | 11.3% |

Deposits at end 3Q04 stood at Baht 650,934 million (consolidated basis), up 6.2% from end 2003. During this quarter, deposits jumped by Baht 31,661 million or 5.5% from the previous quarter, due mainly to the Bank's proactive strategy in Business Cash Management service which underpinned the expansion of the Bank's short-term deposit base. Demand and savings deposits increased by 14.3% and 17.1%, respectively from the end of last year while long-term deposits were on a downward trend. As a result, the proportion of demand and savings deposits increased from 50.3% at end 2003 to 55.3% at end 3Q04.

| (Consolidated) | Sep 30, 04 (Bt, million) | Jun 30, 04 (Bt, million) | % qoq | Dec 31, 03 (Bt, million) | %ytd |
|---|---|---|---|---|---|
| Demand | 30,689 | 26,655 | 15.1% | 26,845 | 14.3% |
| Savings | 329,334 | 293,512 | 12.2% | 281,156 | 17.1% |
| Fixed | | | | | |
| - Less than 6 months | 211,033 | 213,183 | -1.0% | 212,613 | -0.7% |
| - 6 months and up to 1 year | 17,937 | 18,752 | -4.3% | 19,385 | -7.5% |
| - Over 1 year | 61,940 | 65,171 | -5.0% | 72,872 | -15.0% |
| Total Deposits | 650,934 | 617,273 | 5.5% | 612,871 | 6.2% |

*Loans to deposits ratio*

Loans to deposits ratio (consolidated basis) was down slightly from 91.8% in last quarter to 87.6% at end 3Q04. As mentioned earlier, deposit growth outpaced loan growth in this quarter. However, loans to deposits improved from 83.6% at end of 2003.

Net loans to deposits ratio increased to 76.7% at end 3Q04 from 71.4% at end of 2003.

| (Consolidated) | Sep 30, 04 | Jun 30, 04 | Dec 31, 03 |
|---|---|---|---|
| Loans to deposits ratio | 87.6% | 91.8% | 83.6% |
| Net loan to deposit ratio | 76.7% | 79.8% | 71.4% |

## Non-performing Loans and Allowance for Doubtful Accounts *(Bank only)*

### Non-performing loans

As at September 30, 2004, non-performing loans (NPLs) or loans in substandard classification and lower according to the Bank of Thailand's definition were Baht 84,368 million, or 14.7% of total loans, a decline of Baht 5,401 million from Baht 89,769 million (17.5% of total loans) at the end of last year. During the past nine months, bad debt of Baht 5,917 million was written off. Moreover, the Bank began this quarter to reclassify some restructured debts which can service their loans according to restructured term but with weak financial condition, in accordance with the BoT's stricter loan classification.

NPLs were down slightly to Bt 84,368 million or 14.7% of total loans.

| (Bank only) | | Sep 30, 04 | Jun 30, 04 | Dec 31, 03 |
|---|---|---|---|---|
| Non-performing loans (NPLs) | Bt, million | 84,368 | 85,288 | 89,769 |
| | % Of total loans | 14.7% | 15.0% | 17.5% |
| Problem classified loans (PCLs) | Bt, million | 84,555 | 85,602 | 90,138 |
| | % Of total loans | 14.9% | 15.2% | 17.7% |
| Allowance per BoT's requirement, for doubtful accounts and revaluation of debt restructuring | Bt, million | 49,751 | 49,981 | 53,267 |
| Total allowance, for doubtful accounts and revaluation of debt restructuring | Bt, million | 68,465 | 71,312 | 71,961 |
| | % of NPLs | 81.2% | 83.6% | 80.2% |
| | % of Allowance per BoT's requirement | 137.6% | 142.7% | 135.1% |

### Allowance for doubtful accounts

The Bank's policy is to set aside general provision of Baht 200 per month, with an ultimate target to reach 2% of performing loans.

As at September 30, 2004, the Bank's allowance for doubtful accounts and revaluation allowance for restructured debt totaled Baht 68,465 million. In the past nine months, the Bank set aside general provision of Baht 1,800 million, Baht 200 million per month, while it had written off Baht 5,917 million of bad debts.

The coverage ratio of loan loss provision to non-performing loans was 81.2%, a decrease from 83.6% in 2Q04. Compared to the Bank of Thailand's requirement, the Bank has excess loan loss provision at 37.6%, or Baht 18,714 million.

## Troubled Debt Restructuring

The Bank has implemented various methods of debt restructuring including transfers of assets and equity securities, changes in repayment condition, and combinations thereof.

During this quarter, loans amounting to Baht 3,926 million were restructured. A total of Baht 12,549 million were restructured in the past nine months.

As at September 30, 2004, outstanding loans to restructured debtors (including accrued interest) in the consolidated financial statements amounted to Baht 90,481 million, a decrease from Baht 106,361 million and Baht 97,729 million at end 2003 and end 2Q04 respectively.

The Bank recognized interest income in the amount of Baht 869 million in this quarter, representing an annualized yield of 3.7%. The annualized yield for the first nine months of 2004 was 3.6%.

| (Consolidated) | | 3Q04 | 2Q04 | 9M04 |
|---|---|---|---|---|
| Loans to the restructured debtors (on average) | Bt, million | 94,105 | 100,085 | 98,421 |
| Trouble debts restructuring in the period | Bt, million | 3,926 | 2,652 | 12,549 |
| Interest income recognized in the statement of income | Bt, million | 869 | 1,007 | 2,691 |
| Yield from restructured debts (annualized) | % of average outstanding | 3.7 | 4.0 | 3.6 |

## Statutory Capital *(Bank only)*

The Bank's capital funds (Tier 1 and Tier 2 capital) as of September 30, 2004 were Baht 87,183 milllion, or approximately 15.3% of risk- weighted assets (RWA), of which Baht 63,107 million, or 11.1% was Tier 1 capital.

The Bank's capital funds were solid at 15.3% of RWA, of which tier 1 capital was 11.1%.

Capital funds increased by Baht 16,293 million from Baht 70,890 million at end of June 30, 2004. The increase was attributed to Baht 4,275 million additional capital from the warrants exercise, which was registered in July and the appropriation of the first- half profit amounting to Baht 11,727 million to the Bank's capital funds according to the resolution of the Board of Directors at its meeting no. 9/2004 dated August 27, 2004.

| | | Estimated Capital included interim items* | Statutory Capital | | |
|---|---|---|---|---|---|
| (Bank only) | | Sep 30, 04 | Sep 30, 04 | Jun 30, 04 | Dec 31, 03 |
| Tier-1 Capital | Bt, million | 66,744 | 63,107 | 46,699 | 37,057 |
| | % of RWA | 11.8 | 11.1 | 8.4 | 7.1 |
| Tier-2 Capital | Bt, million | 24,076 | 24,076 | 24,191 | 29,685 |
| | % of RWA | 4.2 | 4.2 | 4.4 | 5.8 |
| Total Capital | Bt, million | 90,820 | 87,183 | 70,890 | 66,742 |
| | % of RWA | 16.0 | 15.3 | 12.8 | 12.9 |
| Risk Weighted Asset | Bt, million | | 568,835 | 553,123 | 518,919 |

Note: Including the third quarter profit of Baht 3,637 million, not legally accounted as the Bank's capital on September 30, 2004, the estimated capital totaled at Baht 90,820 million.

2. The Bank's Reviewed Financial Statements for the Quarters and Nine Months Ended September 30, 2004

## REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**TO THE BOARD OF DIRECTORS**
**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**

We have reviewed the consolidated balance sheet of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheet of The Siam Commercial Bank Public Company Limited as at September 30, 2004 and the related consolidated and Bank's statements of income for the quarter and nine-month period ended September 30, 2004, and the related consolidated and Bank's statements of changes in shareholders' equity and cash flows for the nine-month period ended September 30, 2004. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our review. The consolidated financial statements of The Siam Commercial Bank Public Company Limited and its subsidiaries and Bank's financial statements for the quarter and nine-month period ended September 30, 2003, presented herein for comparison, have been reviewed by another auditor of the same firm whose review report thereon dated November 11, 2003, stated that nothing had come to his attention that caused him to believe that the consolidated and the Bank's financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We conducted our review in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform our reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated financial statements of The Siam Commercial Bank Public Company Limited and its subsidiaries and Bank's financial statements for the year ended December 31, 2003, have been audited, in accordance with generally accepted auditing standards, by another auditor of the same firm whose report thereon dated February 23, 2004 expressed an unqualified opinion. The consolidated and the Bank's balance sheets as at December 31, 2003, presented herein for comparison, have been derived from such financial statements.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
**DELOITTE TOUCHE TOHMATSU JAIYOS**

**BANGKOK**
November 9, 2004

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITEI

BALANCE SHEETS

BAHT : '000

| | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | | "Unaudited" | | "Unaudited" | |
| | | AS AT | AS AT | AS AT | AS AT |
| | | SEPTEMBER 30, | DECEMBER 31, | SEPTEMBER 30, | DECEMBER 31, |
| | *Notes* | 2004 | 2003 | 2004 | 2003 |
| ASSETS | | | | | |
| CASH | | 12,136,265 | 13,190,310 | 12,004,058 | 13,058,940 |
| INTERBANK AND MONEY MARKET ITEMS | | | | | |
| Domestic items | | | | | |
| Interest bearing | | 10,260,701 | 6,425,714 | 9,557,465 | 6,153,105 |
| Non-interest bearing | | 9,302,112 | 9,095,574 | 8,935,763 | 8,871,578 |
| Foreign items | | | | | |
| Interest bearing | | 57,562,366 | 39,848,072 | 53,939,043 | 37,334,408 |
| Non-interest bearing | | 1,805,292 | 3,703,708 | 1,310,486 | 3,259,537 |
| Total interbank and money market items | | 78,930,471 | 59,073,068 | 73,742,757 | 55,618,628 |
| SECURITIES PURCHASED UNDER | | | | | |
| RESALE AGREEMENTS | | 6,340,000 | 42,100,000 | 6,300,000 | 42,100,000 |
| INVESTMENTS | *4.1* | | | | |
| Short-term investments - net | | 36,252,069 | 41,237,451 | 32,742,377 | 37,815,395 |
| Long-term investments - net | | 90,814,930 | 99,251,413 | 88,019,223 | 95,526,179 |
| Investments in subsidiaries and | | | | | |
| associated companies - net | | 3,657,908 | 3,459,131 | 18,001,118 | 14,258,160 |
| Total investments - net | | 130,724,907 | 143,947,995 | 138,762,718 | 147,599,734 |
| LOANS AND ACCRUED INTEREST RECEIVABLES | | | | | |
| Loans | *4.2* | 570,515,026 | 512,391,481 | 565,129,895 | 506,292,763 |
| Accrued interest receivables | | 1,481,094 | 1,775,529 | 1,394,156 | 1,671,011 |
| Total loans and accrued interest receivables | | 571,996,120 | 514,167,010 | 566,524,051 | 507,963,774 |
| Less Allowance for doubtful accounts | *4.2.2,4.3* | (67,479,432) | (64,064,585) | (64,825,035) | (61,573,767) |
| Less Revaluation allowance for debt restructured | *4.4* | (3,914,194) | (10,730,266) | (3,640,392) | (10,386,938) |
| Net loans and accrued interest receivables | | 500,602,494 | 439,372,159 | 498,058,624 | 436,003,069 |
| PROPERTIES FORECLOSED - NET | | 11,828,392 | 11,521,841 | 11,504,264 | 11,107,350 |
| CUSTOMERS' LIABILITY UNDER ACCEPTANCES | | 411,874 | 431,444 | 411,874 | 431,444 |
| PREMISES AND EQUIPMENT - NET | | 25,974,360 | 25,154,647 | 21,068,980 | 20,113,228 |
| NET INTER-ACCOUNT BALANCE | | 1,057,059 | 2,270,849 | 1,057,059 | 2,270,849 |
| ASSETS PENDING TRANSFER | | 3,954,229 | 4,446,941 | 3,935,849 | 4,459,416 |
| RECEIVABLES FROM SALES OF INVESMENTS | | 6,157,755 | 362,854 | 6,128,950 | 350,379 |
| OTHER ASSETS - NET | | 4,412,251 | 4,965,916 | 3,459,750 | 3,144,293 |
| **TOTAL ASSETS** | | 782,530,057 | 746,838,024 | 776,434,883 | 736,257,330 |

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

BAHT : '000

| | Notes | CONSOLIDATED "Unaudited" AS AT SEPTEMBER 30, 2004 | CONSOLIDATED AS AT DECEMBER 31, 2003 | BANK "Unaudited" AS AT SEPTEMBER 30, 2004 | BANK AS AT DECEMBER 31, 2003 |
|---|---|---|---|---|---|
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | |
| DEPOSITS | | | | | |
| Deposits in Baht | | 637,689,309 | 601,567,844 | 639,391,406 | 598,840,440 |
| Deposits in foreign currencies | | 13,244,387 | 11,302,964 | 9,230,877 | 8,291,398 |
| Total deposits | | 650,933,696 | 612,870,808 | 648,622,283 | 607,131,838 |
| INTERBANK AND MONEY MARKET ITEMS | | | | | |
| Domestic items | | | | | |
| Interest bearing | | 7,288,544 | 5,231,644 | 7,423,231 | 5,282,471 |
| Non-interest bearing | | 2,686,293 | 4,273,365 | 2,736,073 | 4,501,946 |
| Foreign items | | | | | |
| Interest bearing | | 290,621 | 338,479 | 410,241 | 371,809 |
| Non-interest bearing | | 50,703 | 675,191 | 62,569 | 694,903 |
| Total interbank and money market items | | 10,316,161 | 10,518,679 | 10,632,114 | 10,851,129 |
| LIABILITIES PAYABLE ON DEMAND | | 2,876,582 | 3,776,705 | 2,873,597 | 3,771,804 |
| SECURITIES SOLD UNDER REPURCHASE AGREEMENTS | | - | 10,000 | - | - |
| BORROWINGS | | | | | |
| Short-term borrowings | | 1,868,197 | 5,660,796 | 1,868,197 | 5,660,796 |
| Long-term borrowings | | 17,201,803 | 18,773,924 | 16,810,803 | 18,382,433 |
| Total borrowings | | 19,070,000 | 24,434,720 | 18,679,000 | 24,043,229 |
| BANK'S LIABILITIES UNDER ACCEPTANCES | | 411,874 | 431,444 | 411,874 | 431,444 |
| INTEREST PAYABLE ON DEPOSITS | | 1,578,137 | 1,586,423 | 1,575,195 | 1,586,240 |
| LIABILITIES PENDING TRANSFER | | 2,158,311 | 2,066,720 | 2,148,818 | 2,048,491 |
| PAYABLES FROM PURCHASE OF INVESTMENTS | | 6,186,797 | 7,799,366 | 6,186,797 | 7,799,366 |
| OTHER LIABILITIES | | 6,758,398 | 6,684,644 | 4,129,605 | 3,069,681 |
| TOTAL LIABILITIES | | 700,289,956 | 670,179,509 | 695,259,283 | 660,733,222 |

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

BAHT : '000

| | Notes | CONSOLIDATED "Unaudited" AS AT SEPTEMBER 30, 2004 | CONSOLIDATED AS AT DECEMBER 31, 2003 | BANK "Unaudited" AS AT SEPTEMBER 30, 2004 | BANK AS AT DECEMBER 31, 2003 |
|---|---|---|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| (CONTINUED) | | | | | |
| SHAREHOLDERS' EQUITY | | | | | |
| SHARE CAPITAL | | | | | |
| Authorized share capital | | | | | |
| 5,454,927,639 preferred shares of Baht 10 each (December 31, 2003 : 5,615,987,397 shares of Baht 10 each) | | 54,549,276 | 56,159,874 | 54,549,276 | 56,159,874 |
| 1,545,072,361 ordinary shares of Baht 10 each (December 31, 2003 : 1,384,012,603 shares of Baht 10 each) | | 15,450,724 | 13,840,126 | 15,450,724 | 13,840,126 |
| Issued and fully paid-up share capital | | | | | |
| 1,798,080,833 preferred shares of Baht 10 each (December 31, 2003 : 1,777,626,432 shares of Baht 10 each) | | 17,980,808 | 17,776,264 | 17,980,808 | 17,776,264 |
| 1,538,514,067 ordinary shares of Baht 10 each (December 31, 2003 : 1,385,427,261 shares of Baht 10 each) | | 15,385,141 | 13,854,273 | 15,385,141 | 13,854,273 |
| PREMIUM ON PREFERRED SHARES | 4.6 | 7,031,308 | 4,055,907 | 7,031,308 | 4,055,907 |
| PREMIUM ON ORDINARY SHARES | 4.6 | 2,840,936 | 1,370,852 | 2,840,936 | 1,370,852 |
| REVALUATION SURPLUS ON LAND APPRAISAL | | 4,610,341 | 4,620,996 | 4,610,341 | 4,620,996 |
| REVALUATION SURPLUS ON PREMISES APPRAISAL | | 3,639,138 | 3,726,454 | 3,639,138 | 3,726,454 |
| REVALUATION SURPLUS ON INVESTMENTS | | 6,136,311 | 17,598,757 | 6,136,311 | 17,598,757 |
| FOREIGN CURRENCY TRANSLATION | | (29,978) | (102,286) | (29,978) | (102,286) |
| UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE | | 47,892 | 50,123 | 47,892 | 50,123 |

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITEI

BALANCE SHEETS

(CONTINUED)

BAHT : '000

| | Notes | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | | "Unaudited" | | "Unaudited" | |
| | | AS AT SEPTEMBER 30, 2004 | AS AT DECEMBER 31, 2003 | AS AT SEPTEMBER 30, 2004 | AS AT DECEMBER 31, 2003 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| (CONTINUED) | | | | | |
| RETAINED EARNINGS | | | | | |
| Appropriated | | | | | |
| Legal reserve | *4.6,4.7* | 622,988 | 622,988 | 622,988 | 622,988 |
| Unappropriated | | 22,910,715 | 11,949,780 | 22,910,715 | 11,949,780 |
| TOTAL SHAREHOLDERS' EQUITY OF THE BANK | | 81,175,600 | 75,524,108 | 81,175,600 | 75,524,108 |
| MINORITY INTEREST | | 1,064,501 | 1,134,407 | - | - |
| TOTAL SHAREHOLDERS' EQUITY | | 82,240,101 | 76,658,515 | 81,175,600 | 75,524,108 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | 782,530,057 | 746,838,024 | 776,434,883 | 736,257,330 |
| | | | | | |
| **OFF-BALANCE SHEET ITEMS - CONTINGENCIES** | *4.9* | | | | |
| AVALS TO BILLS AND GUARANTEES OF LOANS | | 4,083,715 | 3,943,184 | 4,083,715 | 3,943,184 |
| LIABILITY UNDER UNMATURED IMPORT BILLS | | 3,864,830 | 2,386,650 | 3,864,830 | 2,386,650 |
| LETTER OF CREDIT | | 12,625,728 | 8,242,332 | 12,546,876 | 8,148,724 |
| OTHER CONTINGENCIES | | 694,540,724 | 501,125,119 | 694,319,327 | 500,983,723 |

See notes to the interim financial statements

| | |
|---|---|
| ........................................ | ........................................ |
| (Khunying Jada Wattanasiritham) | (Mr. Vichit Suraphongchai) |
| President and Chief Executive Officer | Chairman of the Executive Committee |

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

| | Notes | CONSOLIDATED 2004 | CONSOLIDATED 2003 | BANK 2004 | BANK 2003 |
|---|---|---|---|---|---|
| INTEREST AND DIVIDEND INCOME | | | | | |
| Interest on loans | | 15,543,929 | 16,217,662 | 15,331,955 | 16,026,728 |
| Interest on interbank and money market items | | 732,562 | 803,687 | 691,141 | 791,504 |
| Investments | | 3,530,267 | 4,091,938 | 3,299,815 | 3,901,346 |
| Total Interest and Dividend Income | | 19,806,758 | 21,113,287 | 19,322,911 | 20,719,578 |
| INTEREST EXPENSES | | | | | |
| Interest on deposits | | 3,689,964 | 5,744,727 | 3,660,033 | 5,697,249 |
| Interest on interbank and money market items | | 59,785 | 138,414 | 56,668 | 136,109 |
| Interest on short-term borrowings | | 90,140 | 150,444 | 90,139 | 150,444 |
| Interest on long-term borrowings | | 710,934 | 832,161 | 683,699 | 806,141 |
| Total Interest Expenses | | 4,550,823 | 6,865,746 | 4,490,539 | 6,789,943 |
| Net Interest and Dividend Income | | 15,255,935 | 14,247,541 | 14,832,372 | 13,929,635 |
| BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) | *4.3* | 45,196 | 811,807 | (14,264) | 829,834 |
| LOSS ON DEBT RESTRUCTURING | *4.2.6* | 1,910,608 | 980,503 | 1,814,264 | 970,166 |
| Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring | | 13,300,131 | 12,455,231 | 13,032,372 | 12,129,635 |
| NON-INTEREST INCOME | | | | | |
| Gain on investments | | 5,710,078 | 598,509 | 5,658,011 | 503,805 |
| Income from equity interest in subsidiaries and/or associated companies | | 602,387 | 359,822 | 1,126,956 | 843,482 |
| Fees and service income | | | | | |
| Acceptances, avals and guarantees | | 567,247 | 500,329 | 567,583 | 500,045 |
| Others | | 5,533,070 | 4,061,433 | 5,153,774 | 3,899,363 |
| Gain on exchanges | | 1,154,884 | 1,424,711 | 1,156,442 | 1,417,405 |
| Other income | | 2,134,795 | 1,482,877 | 205,278 | 29,057 |
| Total Non-Interest Income | | 15,702,461 | 8,427,681 | 13,868,044 | 7,193,157 |

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

| | | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|---|
| | | *Notes* | 2004 | 2003 | 2004 | 2003 |
| NON-INTEREST EXPENSES | | | | | | |
| Personnel expenses | | | 4,646,534 | 3,752,309 | 3,913,272 | 3,231,292 |
| Premises and equipment expenses | | | 3,123,088 | 2,593,407 | 2,559,997 | 2,082,962 |
| Taxes and duties | | | 874,743 | 851,628 | 859,100 | 834,334 |
| Fees and service expenses | | | 1,127,975 | 1,044,116 | 1,151,875 | 1,150,116 |
| Directors' remuneration | | | 71,103 | 39,483 | 59,416 | 29,639 |
| Contributions to the Financial Institutions Development Fund | | | 1,851,517 | 1,768,191 | 1,843,216 | 1,758,916 |
| Reserve for selling expense of property foreclosed | | *5.1* | - | 390,000 | - | 390,000 |
| Other expenses | | | 1,616,422 | 1,085,483 | 1,141,064 | 641,914 |
| Total Non-Interest Expenses | | | 13,311,382 | 11,524,617 | 11,527,940 | 10,119,173 |
| INCOME BEFORE INCOME TAX | | | 15,691,210 | 9,358,295 | 15,372,476 | 9,203,619 |
| LESS INCOME TAX | | *5.2* | 227,234 | 61,399 | 8,274 | - |
| INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES | | | 15,463,976 | 9,296,896 | 15,364,202 | 9,203,619 |
| LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES | | | 99,774 | 93,277 | - | - |
| NET INCOME | | | 15,364,202 | 9,203,619 | 15,364,202 | 9,203,619 |
| BASIC EARNINGS PER SHARE | (BAHT) | *5.3* | 8.72 | 7.33 | 8.72 | 7.33 |
| DILUTED EARNINGS PER SHARE | (BAHT) | *5.3* | 4.63 | 2.73 | 4.63 | 2.73 |

See notes to the interim financial statements

........................................................................ ........................................................................

(Khunying Jada Wattanasiritham) (Mr. Vichit Suraphongchai)

President and Chief Executive Officer Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

| | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | *Notes* | 2004 | 2003 | 2004 | 2003 |
| INTEREST AND DIVIDEND INCOME | | | | | |
| Interest on loans | | 5,577,618 | 5,038,215 | 5,496,923 | 4,971,269 |
| Interest on interbank and money market items | | 235,265 | 239,230 | 224,265 | 231,898 |
| Investments | | 966,610 | 1,344,468 | 916,790 | 1,278,855 |
| Total Interest and Dividend Income | | 6,779,493 | 6,621,913 | 6,637,978 | 6,482,022 |
| INTEREST EXPENSES | | | | | |
| Interest on deposits | | 1,204,863 | 1,500,996 | 1,194,942 | 1,487,802 |
| Interest on interbank and money market items | | 20,728 | 30,044 | 19,567 | 29,337 |
| Interest on short-term borrowings | | 26,391 | 48,610 | 26,392 | 48,610 |
| Interest on long-term borrowings | | 232,477 | 266,894 | 223,409 | 257,719 |
| Total Interest Expenses | | 1,484,459 | 1,846,544 | 1,464,310 | 1,823,468 |
| Net Interest and Dividend Income | | 5,295,034 | 4,775,369 | 5,173,668 | 4,658,554 |
| BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) | | 356,412 | (359,928) | 392,191 | (210,840) |
| LOSS ON DEBT RESTRUCTURING | | 244,419 | 904,828 | 207,809 | 810,840 |
| Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring | | 4,694,203 | 4,230,469 | 4,573,668 | 4,058,554 |
| NON-INTEREST INCOME | | | | | |
| Gain (loss) on investments | | (16,309) | 445,265 | (16,073) | 386,302 |
| Income from equity interest in subsidiaries and/or associated companies | | 274,964 | 103,651 | 491,536 | 406,693 |
| Fees and service income | | | | | |
| Acceptances, avals and guarantees | | 182,439 | 199,534 | 182,539 | 178,608 |
| Others | | 2,057,666 | 1,518,066 | 1,869,132 | 1,402,339 |
| Gain on exchanges | | 299,443 | 518,276 | 299,882 | 515,522 |
| Other income | | 706,973 | 572,674 | 122,679 | 3,119 |
| Total Non-Interest Income | | 3,505,176 | 3,357,466 | 2,949,695 | 2,892,583 |

See notes to the interim financial statements

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**

**STATEMENTS OF INCOME (CONTINUED)**

**FOR THE QUARTERS ENDED SEPTEMBER 30, 2004 AND 2003**

**"UNAUDITED"**

**BAHT : '000**

| | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | *Notes* | **2004** | **2003** | **2004** | **2003** |
| NON-INTEREST EXPENSES | | | | | |
| Personnel expenses | | 1,482,023 | 1,300,737 | 1,261,528 | 1,091,882 |
| Premises and equipment expenses | | 1,111,602 | 872,648 | 901,345 | 686,132 |
| Taxes and duties | | 314,074 | 293,808 | 306,765 | 287,146 |
| Fees and service expenses | | 364,837 | 382,701 | 365,038 | 386,451 |
| Directors' remuneration | | 10,595 | 12,205 | 9,918 | 10,102 |
| Contributions to the Financial Institutions | | | | | |
| Development Fund | | 618,594 | 600,084 | 616,183 | 597,111 |
| Reserve for selling expense of property foreclosed | | - | 390,000 | - | 390,000 |
| Other expenses | | 543,689 | 439,512 | 418,390 | 270,094 |
| Total Non-Interest Expenses | | 4,445,414 | 4,291,695 | 3,879,167 | 3,718,918 |
| INCOME BEFORE INCOME TAX | | 3,753,965 | 3,296,240 | 3,644,196 | 3,232,219 |
| LESS INCOME TAX | | 88,026 | 24,288 | 7,274 | - |
| INCOME BEFORE MINORITY INTEREST | | | | | |
| IN SUBSIDIARIES | | 3,665,939 | 3,271,952 | 3,636,922 | 3,232,219 |
| LESS MINORITY INTEREST IN NET INCOME OF | | | | | |
| SUBSIDIARIES | | 29,017 | 39,733 | - | - |
| **NET INCOME** | | 3,636,922 | 3,232,219 | 3,636,922 | 3,232,219 |
| **BASIC EARNINGS PER SHARE** (BAHT) | *5.3* | 2.37 | 2.45 | 2.37 | 2.45 |
| **DILUTED EARNINGS PER SHARE** (BAHT) | *5.3* | 1.07 | 0.96 | 1.07 | 0.96 |

See notes to the interim financial statements

| | |
|---|---|
| ........................................ | ........................................ |
| (Khunying Jada Wattanasiritham) | (Mr. Vichit Suraphongchai) |
| President and Chief Executive Officer | Chairman of the Executive Committee |

# THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
## "UNAUDITED"

BAHT : '000

CONSOLIDATED

| | Notes | Issued and fully paid-up share capital | | Premium on | | Revaluation surplus on land appraisal | Revaluation surplus on premises appraisal | Revaluation surplus on investment | Foreign currency translation | Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value | Retained Earnings | | | Minority interest | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | Appropriated | | Unappropriated (deficit) | | |
| | | Preferred shares | Ordinary shares | Preferred shares | Ordinary shares | | | | | | Legal reserve | Other reserve | | | |
| **Balance as at December 31, 2002** | | 21,052,914 | 10,265,700 | 32,790,566 | 22,786,164 | 4,621,051 | 3,839,458 | 7,553,511 | (17,077) | - | 695,000 | 23,081,000 | (74,550,062) | 946,323 | 53,064,548 |
| Transfer from legal reserve and premium on shares to reduce deficit | 4.6 | - | - | (27,987,898) | (22,786,164) | - | - | - | - | - | (695,000) | (23,081,000) | 74,550,062 | - | - |
| Balance after deficit reduction | | 21,052,914 | 10,265,700 | 4,802,668 | - | 4,621,051 | 3,839,458 | 7,553,511 | (17,077) | - | - | - | - | 946,323 | 53,064,548 |
| Revaluation surplus on land and premises appraisal | | - | - | - | - | (55) | (84,753) | - | - | - | - | - | - | - | (84,808) |
| Revaluation surplus on investments | | - | - | - | - | - | - | 4,715,529 | - | - | - | - | - | - | 4,715,529 |
| Foreign currency translation | | - | - | - | - | - | - | - | (74,035) | - | - | - | - | - | (74,035) |
| Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value | | - | - | - | - | - | - | - | - | 54,440 | - | - | - | - | 54,440 |
| Balance including items unrealized in the statement of income | | 21,052,914 | 10,265,700 | 4,802,668 | - | 4,620,996 | 3,754,705 | 12,269,040 | (91,112) | 54,440 | - | - | - | 946,323 | 57,675,674 |
| Net income | | - | - | - | - | - | - | - | - | - | - | - | 9,203,619 | - | 9,203,619 |
| Conversion of warrants to preferred shares | | 280 | - | 803 | - | - | - | - | - | - | - | - | - | - | 1,083 |
| Conversion of preferred shares and subordinated convertible bonds to ordinary shares | | (2,810,264) | 3,035,597 | (641,088) | 1,091,755 | - | - | - | - | - | - | - | - | - | 676,000 |
| Depreciation of revaluation surplus on premises | | - | - | - | - | - | - | - | - | - | - | - | 84,753 | - | 84,753 |
| Minority interest | | - | - | - | - | - | - | - | - | - | - | - | - | 87,075 | 87,075 |
| **Balance as at September 30, 2003** | | 18,242,930 | 13,301,297 | 4,162,383 | 1,091,755 | 4,620,996 | 3,754,705 | 12,269,040 | (91,112) | 54,440 | - | - | 9,288,372 | 1,033,398 | 67,728,204 |
| **Balance as at December 31, 2003** | | 17,776,264 | 13,854,273 | 4,055,907 | 1,370,852 | 4,620,996 | 3,726,454 | 17,598,757 | (102,286) | 50,123 | 622,988 | - | 11,949,780 | 1,134,407 | 76,658,515 |
| Revaluation surplus on land and premises appraisal | | - | - | - | - | (10,655) | (87,316) | - | - | - | - | - | - | - | (97,971) |
| Revaluation surplus on investments | | - | - | - | - | - | - | (11,462,446) | - | - | - | - | - | - | (11,462,446) |
| Foreign currency translation | | - | - | - | - | - | - | - | 72,308 | - | - | - | - | - | 72,308 |
| Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value | | - | - | - | - | - | - | - | - | (2,231) | - | - | - | - | (2,231) |
| Balance including items unrealized in the statement of income | | 17,776,264 | 13,854,273 | 4,055,907 | 1,370,852 | 4,610,341 | 3,639,138 | 6,136,311 | (29,978) | 47,892 | 622,988 | - | 11,949,780 | 1,134,407 | 65,168,175 |
| Net income | | - | - | - | - | - | - | - | - | - | - | - | 15,364,202 | - | 15,364,202 |
| Dividend paid | 4.8 | - | - | - | - | - | - | - | - | - | - | - | (4,486,883) | - | (4,486,883) |
| Conversion of warrants to preferred shares | | 1,120,299 | - | 3,215,258 | - | - | - | - | - | - | - | - | - | - | 4,335,557 |
| Conversion of preferred shares and subordinated convertible bonds to ordinary shares | | (915,755) | 1,530,868 | (239,857) | 1,470,084 | - | - | - | - | - | - | - | - | - | 1,845,340 |
| Depreciation of revaluation surplus on premises | | - | - | - | - | - | - | - | - | - | - | - | 83,616 | - | 83,616 |
| Minority interest | | - | - | - | - | - | - | - | - | - | - | - | - | (69,906) | (69,906) |
| **Balance as at September 30, 2004** | | 17,980,808 | 15,385,141 | 7,031,308 | 2,840,936 | 4,610,341 | 3,639,138 | 6,136,311 | (29,978) | 47,892 | 622,988 | - | 22,910,715 | 1,064,501 | 82,240,101 |

See notes to the interim financial statements

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**
**STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003**
**"UNAUDITED"**

**BAHT : '000**

**BANK**

| | Notes | Issued and fully paid-up share capital | | Premium on | | Revaluation surplus on land appraisal | Revaluation surplus on premises appraisal | Revaluation surplus on investment | Foreign currency translation | Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value | Retained Earnings | | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | Appropriated | | Unappropriated (deficit) | |
| | | Preferred shares | Ordinary shares | Preferred shares | Ordinary shares | | | | | | Legal reserve | Other reserve | | |
| **Balance as at December 31, 2002** | | 21,052,914 | 10,265,700 | 32,790,566 | 22,786,164 | 4,621,051 | 3,839,458 | 7,553,511 | (17,077) | - | 695,000 | 23,081,000 | (74,550,062) | 52,118,225 |
| Transfer from legal reserve and premium on shares to reduce deficit | 4.6 | - | - | (27,987,898) | (22,786,164) | - | - | - | - | - | (695,000) | (23,081,000) | 74,550,062 | - |
| Balance after deficit reduction | | 21,052,914 | 10,265,700 | 4,802,668 | - | 4,621,051 | 3,839,458 | 7,553,511 | (17,077) | - | - | - | - | 52,118,225 |
| Revaluation surplus on land and premises appraisal | | - | - | - | - | (55) | (84,753) | - | - | - | - | - | - | (84,808) |
| Revaluation surplus on investments | | - | - | - | - | - | - | 4,715,529 | - | - | - | - | - | 4,715,529 |
| Foreign currency translation | | - | - | - | - | - | - | - | (74,035) | - | - | - | - | (74,035) |
| Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value | | - | - | - | - | - | - | - | - | 54,440 | - | - | - | 54,440 |
| Balance including items unrealized in the statement of income | | 21,052,914 | 10,265,700 | 4,802,668 | - | 4,620,996 | 3,754,705 | 12,269,040 | (91,112) | 54,440 | - | - | - | 56,729,351 |
| Net income | | - | - | - | - | - | - | - | - | - | - | - | 9,203,619 | 9,203,619 |
| Conversion of warrants to preferred shares | | 280 | - | 803 | - | - | - | - | - | - | - | - | - | 1,083 |
| Conversion of preferred shares and subordinated convertible bonds to ordinary shares | | (2,810,264) | 3,035,597 | (641,088) | 1,091,755 | - | - | - | - | - | - | - | - | 676,000 |
| Depreciation of revaluation surplus on premises | | - | - | - | - | - | - | - | - | - | - | - | 84,753 | 84,753 |
| **Balance as at September 30, 2003** | | 18,242,930 | 13,301,297 | 4,162,383 | 1,091,755 | 4,620,996 | 3,754,705 | 12,269,040 | (91,112) | 54,440 | - | - | 9,288,372 | 66,694,806 |
| | | | | | | | | | | | | | | |
| **Balance as at December 31, 2003** | | 17,776,264 | 13,854,273 | 4,055,907 | 1,370,852 | 4,620,996 | 3,726,454 | 17,598,757 | (102,286) | 50,123 | 622,988 | - | 11,949,780 | 75,524,108 |
| Revaluation surplus on land and premises appraisal | | - | - | - | - | (10,655) | (87,316) | - | - | - | - | - | - | (97,971) |
| Revaluation surplus on investments | | - | - | - | - | - | - | (11,462,446) | - | - | - | - | - | (11,462,446) |
| Foreign currency translation | | - | - | - | - | - | - | - | 72,308 | - | - | - | - | 72,308 |
| Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value | | - | - | - | - | - | - | - | - | (2,231) | - | - | - | (2,231) |
| Balance including items unrealized in the statement of income | | 17,776,264 | 13,854,273 | 4,055,907 | 1,370,852 | 4,610,341 | 3,639,138 | 6,136,311 | (29,978) | 47,892 | 622,988 | - | 11,949,780 | 64,033,768 |
| Net income | | - | - | - | - | - | - | - | - | - | - | - | 15,364,202 | 15,364,202 |
| Dividend paid | 4.8 | - | - | - | - | - | - | - | - | - | - | - | (4,486,883) | (4,486,883) |
| Conversion of warrants to preferred shares | | 1,120,299 | - | 3,215,258 | - | - | - | - | - | - | - | - | - | 4,335,557 |
| Conversion of preferred shares and subordinated convertible bonds to ordinary shares | | (915,755) | 1,530,868 | (239,857) | 1,470,084 | - | - | - | - | - | - | - | - | 1,845,340 |
| Depreciation of revaluation surplus on premises | | - | - | - | - | - | - | - | - | - | - | - | 83,616 | 83,616 |
| **Balance as at September 30, 2004** | | 17,980,808 | 15,385,141 | 7,031,308 | 2,840,936 | 4,610,341 | 3,639,138 | 6,136,311 | (29,978) | 47,892 | 622,988 | - | 22,910,715 | 81,175,600 |

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | |
| Net income | 15,364,202 | 9,203,619 | 15,364,202 | 9,203,619 |
| Items to reconcile net income to cash received (paid) from operating activities: | | | | |
| Depreciation and amortization | 1,114,109 | 965,285 | 826,656 | 696,970 |
| Bad debt and doubtful accounts (reversal) | 45,196 | 811,807 | (14,264) | 829,834 |
| Loss on debt restructuring | 1,910,608 | 980,503 | 1,814,264 | 970,166 |
| Loss from diminution in value of property foreclosed | 1,891 | 144,289 | - | 144,000 |
| Reserve for selling expense of property foreclosed | - | 390,000 | - | 390,000 |
| Reversal of impairment of investment in securities | (979,100) | (438,851) | (982,514) | (449,804) |
| Loss (gain) on sales of investments | 105,633 | (90,719) | 149,602 | 29,646 |
| Gain on transferring investment portfolio | (4,824,349) | (28,331) | (4,824,349) | (28,331) |
| Gain on sales of premises and equipment | (66,208) | (16,484) | (64,208) | (16,280) |
| Gain on sales of property foreclosed | (44,433) | (41,173) | (49,061) | (34,959) |
| Gain on exchange | (1,154,884) | (1,424,768) | (1,156,442) | (1,417,405) |
| Unrealized gains on revaluation of securities | (12,262) | (40,608) | (750) | (55,320) |
| Amortization of goodwill | 1,966 | 38,003 | - | - |
| Decrease (increase) in accrued interest and dividend income | 6,069 | 608,077 | (281,392) | 586,018 |
| Decrease in accrued interest payable | (84,514) | (845,736) | (95,288) | (851,754) |
| Increase in other accrued expenses | 1,239,215 | 863,513 | 1,108,501 | 833,013 |
| Income from equity interest in subsidiaries and/or associated companies | (602,387) | (359,822) | (1,126,956) | (843,482) |
| Minority interest in net income of subsidiaries | 99,774 | 93,277 | - | - |
| Income from operations before changes in operating assets and liabilities | 12,120,526 | 10,811,881 | 10,668,001 | 9,985,931 |
| Operating assets (increase) decrease | | | | |
| Interbank and money market items | (19,893,737) | 8,918,625 | (18,161,069) | 8,868,658 |
| Securities purchased under resale agreements | 35,760,000 | (24,450,000) | 35,800,000 | (24,450,000) |
| Securities for trading | 1,287,098 | (2,741,476) | 4,530,392 | (3,078,759) |
| Loans and accrued interest receivables | (65,364,206) | (12,616,930) | (66,012,078) | (11,763,734) |
| Properties foreclosed | 1,982,390 | 2,440,900 | 1,897,747 | 2,417,944 |
| Other assets | (2,814,066) | 2,939,696 | (3,603,169) | 2,870,014 |

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** (continued) | | | | |
| Operating liabilities increase (decrease) | | | | |
| Deposits | 38,062,888 | 18,376,163 | 41,490,445 | 22,292,328 |
| Interbank and money market items | (202,518) | 778,158 | (219,015) | 723,610 |
| Liabilities payable on demand | (900,122) | (836,836) | (898,207) | (838,383) |
| Securities sold under repurchase agreements | (10,000) | 110,000 | - | - |
| Short-term borrowings | (3,792,599) | (5,313) | (3,792,599) | (5,384) |
| Other liabilities | (2,606,924) | 819,810 | (1,473,642) | 116,124 |
| **Net cash provided by (used in) operating activities** | (6,371,270) | 4,544,678 | 226,806 | 7,138,349 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Purchases of available-for-sale securities | (128,124,804) | (88,033,923) | (123,434,772) | (86,573,104) |
| Proceeds from sales of available-for-sale securities | 125,296,313 | 71,509,607 | 117,051,068 | 67,260,355 |
| Purchases of held-to-maturity securities | (5,097,333) | (33,271,854) | (4,873,558) | (33,232,654) |
| Proceeds from redemption of held-to-maturity securities | 14,588,494 | 45,952,873 | 14,280,527 | 45,922,669 |
| Purchases of general securities | (144,195) | (987,073) | (79,144) | (953,159) |
| Proceeds from sales of general securities | 349,392 | 1,714,610 | 339,792 | 1,709,686 |
| Purchases of investments in subsidiaries and/or associated companies | (455,801) | (125,818) | (3,537,452) | (131,244) |
| Proceeds from sales of investments in subsidiaries and/or associated companies | 803,336 | 321,304 | 803,249 | 359,537 |
| Purchases of premises and equipment | (1,917,706) | (992,186) | (1,758,744) | (958,742) |
| Proceeds from sales of premises and equipment | 104,341 | 164,991 | 83,335 | 158,289 |
| **Net cash provided by (used in) investing activities** | 5,402,037 | (3,747,469) | (1,125,699) | (6,438,367) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Decrease in long-term borrowings | (5,794) | 2,037 | (5,303) | 2,175 |
| Preferred shares increased from exercise of warrants | 1,120,299 | 280 | 1,120,299 | 280 |
| Premium on preferred shares increased from exercise of warrants | 3,215,258 | 803 | 3,215,258 | 803 |
| Dividends paid | (4,486,883) | - | (4,486,883) | - |
| **Net cash provided by (used in) financing activities** | (157,120) | 3,120 | (156,629) | 3,258 |
| Increase (decrease) in foreign currency translation | 72,308 | (74,035) | 640 | - |
| **Net increase (decrease) in cash and cash equivalents** | (1,054,045) | 726,294 | (1,054,882) | 703,240 |
| **Cash and cash equivalents as at January 1,** | 13,190,310 | 7,688,351 | 13,058,940 | 7,523,705 |
| **Cash and cash equivalents as at September 30,** | 12,136,265 | 8,414,645 | 12,004,058 | 8,226,945 |

See notes to the interim financial statements

## 1. GENERAL

The Bank was incorporated in Thailand. Its head office is located at 9 Rutchadapisek Road, Kwang Jatujak, Khet Jatujak, Bangkok. The Bank provides banking business through its branch network in Thailand and other countries. As at September 30, 2004 and December 31, 2003, the Bank has 11,813 and 10,865 employees, respectively (Consolidated : 13,575 and 12,668 employees respectively).

## 2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

### 2.1 Basis for Preparation of The Interim Financial Statements

The consolidated and the Bank's financial statements for the quarters and nine-month periods ended September 30, 2004 and 2003 and the consolidated and the Bank's balance sheet for the year ended December 31, 2003, which have been derived from the consolidated and the Bank's financial statements for the year ended December 31, 2003, presented herein for comparison, have been prepared in condensed format in accordance with Thai Accounting Standard (TAS) No. 41 "Interim Financial Statements" and presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under the Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001. In addition, the interim financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for financial position and the results of operations of listed companies B.E. 2544.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with Thai laws and Bank of Thailand's guidelines and Thai accounting standards.

The interim financial statements are intended to provide additional information to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the most recent annual financial statements, which have been audited.

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

### 2.2 Basis for Preparation of The Consolidated Financial Statements

The consolidated financial statements include the accounts of the Head Office, all domestic and overseas branches, the Bangkok International Banking Facilities business and the bank's subsidiaries where more than 50 % of the shares are owned by the Bank. Significant related party transactions and balances have been eliminated. The subsidiaries are as follows:

| | | For the nine-month periods ended September 30, | | For the year ended December 31, |
|---|---|---|---|---|
| | | 2004 | 2003 | 2003 |
| 1. | Chatuchak Asset Management Co., Ltd. | / | / | / |
| 2. | The Cambodian Commercial Bank Ltd. | / | / | / |
| 3. | SCB Securities Co., Ltd. | / | / | / |
| 4. | The Book Club Finance PCL | / | / | / |
| 5. | The Samaggi Insurance PCL | / | / | / |
| 6. | SCB Business Services Co., Ltd. | / | / | / |
| 7. | SCB Training Centre Co., Ltd. | / | / | / |
| 8. | Siam Pitiwat Co., Ltd. | / | / | / |
| 9. | Sub Sri Thai Warehouse PCL | / | / | / |
| 10. | Mahisorn Co., Ltd. | / | / | / |
| 11. | Astrakhan Investment Ltd. | / | / | / |
| 12. | SCB Asset Management Co., Ltd. | / | / | / |
| 13. | Hunters Asset Management Co., Ltd.(1) | / | - | - |
| 14. | SCB Capital Service Co., Ltd. (2) | / | - | - |

(1) : Changed from associated company to subsidiary during the first quarter of 2004.
(2) : Incorporated during the first quarter of 2004.

All subsidiaries have been registered and are operating in Thailand except The Cambodian Commercial Bank Ltd., which is registered and operates in Cambodia and Astrakhan Investment Ltd. which is registered and operates in Hong Kong.

The consolidated financial statements for the quarters and nine-month periods ended September 30, 2004 and 2003 and for the year ended December 31, 2003 do not include certain companies which are either subsidiaries or companies in which the Bank and subsidiaries have significant control, as their operations were discontinued or are in the process of being dissolved. However, there are no material effects on the consolidated financial statements for not including the following companies : (see Note 4.1.4)

**Investment in subsidiaries and associated companies**

- SCB Advisory Service Co., Ltd. (1)
- SCB Resolution Corporation Co., Ltd. (2)
- Thai International Property Development Co., Ltd. (2)
- Oreo Realty Inc. (2) (registered and operated in the United States of America)

**Investment in general investments**

- Supapirom Co., Ltd.
- Siam Commercial Development Co., Ltd
- Thai Manpower Development Co., Ltd.
- Suthakarn Co., Ltd. (2)
- Prime Business Co., Ltd. (2)
- M & M Service Co., Ltd. (2)
- Sorathon Co., Ltd. (2)
- Satayu Co., Ltd. (2)

(1) Not included in the year 2003 and the nine-month period of 2004 consolidated financial statements because the company was dissolved before December 31, 2003.
(2) Not included in the nine-month period of 2004 consolidated financial statements because the companies were dissolved before September 30, 2004.

In addition, the consolidated financial statements for the quarters and nine-month periods ended September 30, 2004 and 2003 and for the year ended December 31, 2003 do not include the financial statements of companies in which the Bank and a subsidiary have more than 50% of the equity of these companies as a result of debt restructuring because the Bank and the subsidiary intend to hold these investments temporarily. These investments listed below have been classified as "Investment in general investments".

| | % of the paid-up share capital | | |
|---|---|---|---|
| | For the nine-month periods ended September 30, | | For the year ended December 31, |
| | 2004 | 2003 | 2003 |
| 1. S.G. Land Co., Ltd. | 99.7 | 99.7 | 99.7 |
| 2. Mahachai Land Development Co., Ltd. | 81.4 | 81.4 | 81.4 |
| 3. Bangkok Crystal Co., Ltd. | - | 76.2 | 76.2 |
| 4. Zigma Concrete Co., Ltd. | 58.8 | - | - |

2.3 Reclassifications

The Bank has reclassified certain items in the statements of income for the quarter and nine-month period ended September 30, 2003 to conform to the classifications used in the statements of income for the quarter and nine-month period ended September 30, 2004 as follows:

**Unit : Million Baht**

| Reclassify | | For the quarter ended September 30, 2003 | | For the nine-month period ended September 30, 2003 | |
|---|---|---|---|---|---|
| From | To | Consolidated | Bank | Consolidated | Bank |
| Other incomes | Fees and service expenses | 137 | 181 | 413 | 546 |
| Other incomes | Other expenses | 29 | 29 | 85 | 85 |
| Loss from diminution in value of property foreclosed | Other expenses | 80 | 80 | 144 | 144 |
| Premises and equipment expenses | Other incomes | 148 | - | 148 | - |

## 3. SIGNIFICANT ACCOUNTING POLICIES

The Bank and subsidiaries adopt accounting standards and calculation method in the interim financial statements consistent with the financial statements for the year 2003.

## 4. INFORMATION ON BALANCE SHEET ITEMS

4.1 Investment in Securities

4.1.1 Classification of Investments in Securities

As at September 30, 2004 and December 31, 2003, the Bank and subsidiaries classify their investments in securities as follows:

Unit : Million Baht

| | CONSOLIDATED | | | |
|---|---|---|---|---|
| | September 30, 2004 | | December 31, 2003 | |
| | Cost / Amortized cost | Fair value | Cost / Amortized cost | Fair value |
| **Short-term investments** | | | | |
| Securities for trading | | | | |
| Government and state enterprise debt securities | 5,379 | 5,382 | 264 | 263 |
| Corporate debt securities | 588 | 532 | 316 | 263 |
| Domestic equity securities | 296 | 307 | - | - |
| Total | 6,263 | 6,221 | 580 | 526 |
| Less Allowance for revaluation of investments | (42) | - | (54) | - |
| **Total** | 6,221 | 6,221 | 526 | 526 |
| Available-for-sale securities | | | | |
| Government and state enterprise debt securities | 16,741 | 16,860 | 21,578 | 21,771 |
| Corporate debt securities | 303 | 304 | 305 | 313 |
| Foreign debt securities | 11,880 | 11,918 | 6,879 | 6,850 |
| Domestic equity securities | 16 | 17 | 18 | 31 |
| Other securities | 33 | 36 | 782 | 816 |
| Total | 28,973 | 29,135 | 29,562 | 29,781 |
| Add Allowance for revaluation of investments | 234 | - | 250 | - |
| Less Allowance for impairment of investments | (72) | - | (31) | - |
| **Total** | 29,135 | 29,135 | 29,781 | 29,781 |
| Held-to-maturity securities | | | | |
| Government and state enterprise debt securities | 250 | 250 | 235 | 235 |
| Corporate debt securities | 24 | 24 | 198 | 198 |
| Foreign debt securities | 622 | 622 | 10,497 | 10,497 |
| **Total** | 896 | 896 | 10,930 | 10,930 |
| **Total short-term investments-net** | 36,252 | 36,252 | 41,237 | 41,237 |

| | | | | |
|---|---|---|---|---|
| **Long-term investments** | | | | |
| Available-for-sale securities | | | | |
| Government and state enterprise debt securities | 10,538 | 10,813 | 11,400 | 12,226 |
| Corporate debt securities | 7,069 | 6,741 | 8,135 | 7,339 |
| Foreign debt securities | 8,002 | 8,093 | 10,783 | 10,982 |
| Domestic equity securities | 12,662 | 17,619 | 4,702 | 18,978 |
| Foreign equity securities | - | - | 1 | 18 |
| Other securities | 10,582 | 10,652 | 12,609 | 13,707 |
| Total | 48,853 | 53,918 | 47,630 | 63,250 |
| Add Allowance for revaluation of investments | 5,372 | - | 16,907 | - |
| Less Allowance for impairment of investments | (307) | - | (1,287) | - |
| **Total** | 53,918 | 53,918 | 63,250 | 63,250 |
| Held-to-maturity securities | | | | |
| Government and state enterprise debt securities | 32,219 | 28,834 | 31,504 | 31,979 |
| Corporate debt securities | 1,717 | 1,574 | 1,416 | 1,279 |
| Foreign debt securities | 1,614 | 1,614 | 1,932 | 1,932 |
| Total | 35,550 | 32,022 | 34,852 | 35,190 |
| Less Allowance for impairment of investments | (43) | - | (137) | - |
| **Total** | 35,507 | 32,022 | 34,715 | 35,190 |
| General investments | | | | |
| Domestic non-marketable equity securities | 3,372 | 3,887 | 3,340 | 2,847 |
| Foreign non-marketable equity securities | 144 | 133 | 144 | 131 |
| Total | 3,516 | 4,020 | 3,484 | 2,978 |
| Less Allowance for impairment of investments | (2,126) | - | (2,198) | - |
| **Total** | 1,390 | 4,020 | 1,286 | 2,978 |
| **Total long-term investments - net** | 90,815 | 89,960 | 99,251 | 101,418 |

.../19

Unit : Million Baht

| | BANK | | | |
|---|---|---|---|---|
| | September 30, 2004 | | December 31, 2003 | |
| | Cost / Amortized cost | Fair value | Cost / Amortized cost | Fair value |
| **Short-term investments** | | | | |
| Securities for trading | | | | |
| Government and state enterprise debt securities | 2,844 | 2,842 | 264 | 263 |
| Corporate debt securities | 92 | 95 | 180 | 182 |
| Total | 2,936 | 2,937 | 444 | 445 |
| Add Allowance for revaluation of investments | 1 | - | 1 | - |
| **Total** | 2,937 | 2,937 | 445 | 445 |
| Available-for-sale securities | | | | |
| Government and state enterprise debt securities | 16,631 | 16,751 | 18,569 | 18,763 |
| Corporate debt securities | 303 | 304 | 305 | 313 |
| Foreign debt securities | 11,880 | 11,918 | 6,879 | 6,850 |
| Other securities | - | - | 734 | 734 |
| Total | 28,814 | 28,973 | 26,487 | 26,660 |
| Add Allowance for revaluation of investments | 231 | - | 204 | - |
| Less Allowance for impairment of investments | (72) | - | (31) | - |
| **Total** | 28,973 | 28,973 | 26,660 | 26,660 |
| Held-to-maturity securities | | | | |
| Government and state enterprise debt securities | 210 | 210 | 213 | 213 |
| Foreign debt securities | 622 | 622 | 10,497 | 10,497 |
| **Total** | 832 | 832 | 10,710 | 10,710 |
| **Total short-term investments-net** | 32,742 | 32,742 | 37,815 | 37,815 |

| | | | | |
|---|---|---|---|---|
| **Long-term investments** | | | | |
| Available-for-sale securities | | | | |
| Government and state enterprise debt securities | 10,525 | 10,801 | 10,681 | 11,497 |
| Corporate debt securities | 7,224 | 6,865 | 8,400 | 7,502 |
| Foreign debt securities | 8,002 | 8,093 | 10,783 | 10,982 |
| Domestic equity securities | 12,098 | 16,902 | 4,070 | 17,964 |
| Foreign equity securities | - | - | 1 | 18 |
| Other securities | 9,432 | 9,480 | 11,573 | 12,508 |
| Total | 47,281 | 52,141 | 45,508 | 60,471 |
| Add Allowance for revaluation of investments | 5,167 | - | 16,250 | - |
| Less Allowance for impairment of investments | (307) | - | (1,287) | - |
| **Total** | 52,141 | 52,141 | 60,471 | 60,471 |
| Held-to-maturity securities | | | | |
| Government and state enterprise debt securities | 31,385 | 28,000 | 30,658 | 31,133 |
| Corporate debt securities | 1,415 | 1,295 | 1,181 | 1,068 |
| Foreign debt securities | 1,614 | 1,615 | 1,932 | 1,932 |
| Total | 34,414 | 30,910 | 33,771 | 34,133 |
| Less Allowance for impairment of investments | (19) | - | (113) | - |
| **Total** | 34,395 | 30,910 | 33,658 | 34,133 |
| General investments | | | | |
| Domestic non-marketable equity securities | 3,401 | 3,980 | 3,432 | 2,958 |
| Foreign non-marketable equity securities | 144 | 133 | 144 | 131 |
| Total | 3,545 | 4,113 | 3,576 | 3,089 |
| Less Allowance for impairment of investments | (2,062) | - | (2,179) | - |
| **Total** | 1,483 | 4,113 | 1,397 | 3,089 |
| **Total long-term investments - net** | 88,019 | 87,164 | 95,526 | 97,693 |

.../20

As at September 30, 2004, the Bank and a subsidiary classify the right against the promissory note and promissory notes which are issued by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement for the transfer of sub-quality assets, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 10,960 million in the consolidated financial statements and of Baht 10,542 million in the Bank's financial statements (December 31, 2003 : Baht 11,029 million and Baht 10,603 million, respectively) (see Notes 4.2.7, 4.9 and 6.2).

As at September 30, 2004, government bonds which are classified as available-for-sale securities, of Baht 312 million are pledged with the Government Housing Bank in order to comply with its agreement and Baht 3 million are pledged with the court against a lawsuit (December 31, 2003 : Baht 312 million and Baht 3 million, respectively).

As at September 30, 2004, a subsidiary pledges debt securities, which are classified as held-to-maturity securities, amounting to Baht 16 million with a government agency (December 31, 2003 : Baht 16 million).

In the nine-month period ended September 30, 2004, the Bank transferred equity securities of Baht 7,019 million from available-for-sale securities to trading securities. As a result, a gain of Baht 4,842 million was recognized in the statement of income. Subsequently, such securities were sold to a mutual fund (open-ended fund), which was set up at the permission of the Securities and Exchange and Commission.

4.1.2 Investments in Companies with Holding More Than 10%

As at September 30, 2004 and December 31, 2003, investments in companies other than subsidiaries and associated companies, of which the Bank and subsidiaries hold more than 10% of the paid-up capital in each company, classified by industry, are as follows:

**Unit : Million Baht**

| | Number of companies | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | | September 30, 2004 | December 31, 2003 | September 30, 2004 | December 31, 2003 |
| Finance service and mutual fund | 7-11 | 19,969 | 13,828 | 18,982 | 13,185 |
| Manufacturing | 4-5 | 66 | 24 | 63 | 21 |
| Entertainment and recreation | 1 | - | 5,203 | - | 5,203 |
| Others | 21 | 481 | 420 | 481 | 420 |
| | | 20,516 | 19,475 | 19,526 | 18,829 |

4.1.3 Investments in Companies with Problems in Their Financial Positions

As at September 30, 2004 and December 31, 2003, the Bank and subsidiaries, which are financial institutions (finance, securities and asset management companies), have investments in a number of securities issued by the companies with problems in their financial positions and operating results. The Bank and subsidiaries have made a provision for diminution in the value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Unit : Million Baht

| | Number of companies | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|---|
| | | September 30, 2004 | | | December 31, 2003 | | |
| | | Cost | Market Value | Amount of Provision | Cost | Market Value | Amount of Provision |
| Finance companies ordered closed | | | | | | | |
| Common shares | 1 | 1 | - | 1 | 1 | - | 1 |
| Bonds | 4 | 50 | - | 50 | 50 | - | 50 |
| Listed companies identified for delisting | | | | | | | |
| Common shares | 12-13 | 63 | 45 | 48 | 569 | 196 | 448 |
| Bonds | 13-16 | 65 | 9 | 10 | 126 | 9 | 123 |
| Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue | | | | | | | |
| Common shares/Preferred shares | 37-41 | 1,622 | 40 | 1,603 | 1,767 | 200 | 1,633 |
| Bonds | 2 | 198 | - | 198 | 198 | - | 198 |

Unit : Million Baht

| | Number of companies | BANK | | | | | |
|---|---|---|---|---|---|---|---|
| | | September 30, 2004 | | | December 31, 2003 | | |
| | | Cost | Market Value | Amount of Provision | Cost | Market Value | Amount of Provision |
| Listed companies identified for delisting | | | | | | | |
| Common shares | 6-7 | 29 | 11 | 23 | 538 | 143 | 400 |
| Bonds | 6-9 | 52 | - | - | 113 | - | 113 |
| Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue | | | | | | | |
| Common shares/Preferred shares | 32-35 | 1,574 | 39 | 1,556 | 1,719 | 199 | 1,586 |
| Bonds | 1 | 181 | - | 181 | 181 | - | 181 |

4.1.4 Investments in Subsidiaries and Associated Companies

As at September 30, 2004 and December 31, 2003, the Bank and subsidiaries have investments in subsidiaries and associated companies as follows:

Unit : Million Baht

| | Type of Business | Type of share | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Direct and indirect shareholding (%) | | Book value | | | |
| | | | | | Cost method | | Equity method | |
| | | | September 30, 2004 | December 31, 2003 | September 30, 2004 | December 31, 2003 | September 30, 2004 | December 31, 2003 |
| Subsidiaries | | | | | | | | |
| **Services** | | | | | | | | |
| Oreo Realty Inc.** (United States of America) | Service | Ordinary | - | 100.0 | - | - | - | - |
| **Real Estate** | | | | | | | | |
| SCB Resolution Corporation Ltd. ** | Real Estate | Ordinary | - | 100.0 | - | - | - | 4 |
| Thai International Property Development Co., Ltd. ** | Real Estate | Ordinary | - | 99.9 | - | - | - | - |
| Associated companies | | | | | | | | |
| **Finance & Insurance** | | | | | | | | |
| Vina Siam Bank (Vietnam) | Banking | Ordinary | 33.0 | 33.0 | 227 | 159 | 302 | 243 |
| The Siam Industrial Credit PCL and affiliates | Finance | Ordinary | 38.7 | 41.6 | 1,250 | 1,250 | 1,499 | 1,551 |
| Hunters Asset Management Co., Ltd. | Fund Management | Ordinary | - | 50.0 | - | 10 | - | 9 |
| Siam Commercial New York Life Insurance PCL | Life Insurance | Ordinary | 25.0 | 25.0 | 133 | 133 | 86 | 125 |
| SCB Leasing PCL | Leasing, Hire-purchase and Factoring | Ordinary | 40.4 | 40.4 | 41 | 42 | 104 | 92 |
| Siam Panich Leasing PCL and affiliate | Leasing, Hire-purchase and Factoring | Ordinary | 22.4 | 22.5 | 1,106 | 1,109 | 1,177 | 1,144 |
| **Services** | | | | | | | | |
| Siam Niti Law Office Co., Ltd. | Legal Consultant | Ordinary | 49.0 | 49.0 | 8 | 8 | 14 | 9 |
| Siam Cosmos Service Co., Ltd. and affiliate | Insurance Broker | Ordinary | 23.8 | 23.8 | 3 | 3 | 16 | 16 |
| Siam Children Care Co., Ltd. * | Nursery | Ordinary | 30.0 | 30.0 | 2 | 2 | - | - |
| **Real Estate** | | | | | | | | |
| Christiani & Nielsen (Thai) PCL and affiliates | Construction | Ordinary | 41.5 | 42.3 | 534 | 290 | 320 | 131 |
| **Others** | | | | | | | | |
| Saturn Inc. (Cayman Islands) | Holding | Ordinary | 24.9 | 24.9 | 3 | 3 | 140 | 111 |
| Siam Press Management Co., Ltd. | Industry | Ordinary | - | 26.7 | - | 17 | - | 24 |
| Nobleclear Holding (BVI) Ltd. * (Germany) | Holding | Ordinary | 46.9 | 46.9 | - | - | - | - |
| **Total** | | | | | 3,307 | 3,026 | 3,658 | 3,459 |
| Less Allowance for impairment of investments | | | | | (948) | (951) | - | - |
| **Total investments in subsidiaries and associated companies – net** | | | | | 2,359 | 2,075 | 3,658 | 3,459 |

* Discontinued operations or in the process of dissolution.

** Dissolved before September 30, 2004.

Unit : Million Baht

| | Type of Business | Type of share | BANK | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Direct and indirect shareholding (%) | | Book value | | | |
| | | | | | Cost method | | Equity method | |
| | | | September 30, 2004 | December 31, 2003 | September 30, 2004 | December 31, 2003 | September 30, 2004 | December 31, 2003 |
| **Subsidiaries** | | | | | | | | |
| **Finance & Insurance** | | | | | | | | |
| Cambodian Commercial Bank Ltd. (Cambodia) | Banking | Ordinary | 100.0 | 100.0 | 634 | 634 | 586 | 565 |
| The Book Club Finance PCL | Finance | Ordinary and preferred | 89.7 | 89.7 | 2,545 | 2,545 | 849 | 872 |
| Chatuchak Asset Management Co., Ltd. | Asset Management | Ordinary | 100.0 | 100.0 | 6,000 | 6,000 | 4,910 | 4,921 |
| SCB Securities Co., Ltd. | Securities | Ordinary | 100.0 | 99.9 | 5,107 | 1,637 | 5,385 | 1,781 |
| SCB Asset Management Co., Ltd. | Fund Management | Ordinary | 100.0 | 100.0 | 46 | 46 | 101 | 72 |
| Hunters Asset Management Co., Ltd. | Fund Management | Ordinary | 50.0 | 50.0 | - | - | - | - |
| The Samaggi Insurance PCL | Insurance | Ordinary | 59.2 | 59.2 | 455 | 455 | 1,046 | 1,121 |
| **Services** | | | | | | | | |
| SCB Business Services Co., Ltd. | Credit Card | Ordinary | 100.0 | 100.0 | 57 | 57 | 47 | 83 |
| SCB Training Centre Co., Ltd. | Service | Ordinary | 100.0 | 100.0 | 347 | 347 | 222 | 233 |
| Siam Pitiwat Co., Ltd. | Service | Ordinary | 99.9 | 99.9 | 10 | 10 | 25 | 20 |
| Sub Sri Thai Warehouse PCL *** | Warehouse and Silo | Ordinary | 58.3 | 58.3 | 147 | 147 | 293 | 308 |
| SCB Capital Service Co., Ltd. | Asset Management | Ordinary | 100.0 | - | - | - | - | - |
| Oreo Realty Inc.**(United States of America) | Service | Ordinary | - | 100.0 | - | - | - | - |
| **Real Estate** | | | | | | | | |
| Mahisorn Co., Ltd. | Real Estate | Ordinary | 100.0 | 100.0 | 2,142 | 2,142 | 448 | 413 |
| SCB Resolution Corporation Ltd. ** | Real Estate | Ordinary | 100.0 | 100.0 | - | - | - | 4 |
| Thai International Property Development Co., Ltd. ** | Real Estate | Ordinary | - | 99.9 | - | - | - | - |
| **Others** | | | | | | | | |
| Astrakhan Investment Limited (Hong Kong) | Holding | Ordinary | 99.9 | 99.9 | 2 | 2 | 429 | 418 |
| **Associated companies** | | | | | | | | |
| **Finance & Insurance** | | | | | | | | |
| Vina Siam Bank (Vietnam) | Banking | Ordinary | 33.0 | 33.0 | 227 | 159 | 302 | 243 |
| The Siam Industrial Credit PCL and affiliates | Finance | Ordinary | 38.7 | 41.6 | 1,250 | 1,250 | 1,504 | 1,551 |
| Siam Commercial New York Life Insurance PCL | Life Insurance | Ordinary | 25.0 | 25.0 | 133 | 133 | 86 | 125 |
| SCB Leasing PCL | Leasing, Hire-purchase and Factoring | Ordinary | 40.4 | 40.4 | 40 | 40 | 104 | 90 |
| Siam Panich Leasing PCL and affliates | Leasing, Hire-purchase and Factoring | Ordinary | 22.4 | 22.5 | 1,104 | 1,104 | 1,177 | 1,138 |

** Dissolved before September 30, 2004.

*** Additional holding of 20.01% by the Bank's Management

.../24

Unit : Million Baht

| | Type of Business | Type of share | BANK: Direct and indirect shareholding (%) September 30, 2004 | December 31, 2003 | Book value: Cost method September 30, 2004 | December 31, 2003 | Equity method September 30, 2004 | December 31, 2003 |
|---|---|---|---|---|---|---|---|---|
| **Services** | | | | | | | | |
| Siam Niti Law Office Co., Ltd. | Legal Consultant | Ordinary | 49.0 | 49.0 | 8 | 8 | 14 | 9 |
| Siam Cosmos Service Co., Ltd. and affiliate | Insurance Broker | Ordinary | 23.8 | 23.8 | 1 | 1 | 13 | 13 |
| Siam Children Care Co., Ltd. * | Nursery | Ordinary | 30.0 | 30.0 | - | - | - | - |
| **Real Estate** | | | | | | | | |
| Christiani & Nielsen (Thai) PCL and affiliates | Construction | Ordinary | 41.5 | 42.3 | 534 | 290 | 321 | 131 |
| **Others** | | | | | | | | |
| Saturn Inc. (Cayman Islands) | Holding | Ordinary | 24.9 | 24.9 | 2 | 2 | 139 | 133 |
| Siam Press Management Co., Ltd. | Industry | Ordinary | - | 26.7 | - | 6 | - | 14 |
| Nobleclear Holding (BVI) Ltd..* (Germany) | Holding | Ordinary | 46.9 | 46.9 | - | - | - | - |
| **Total** | | | | | 20,791 | 17,015 | 18,001 | 14,258 |
| Less Allowance for impairment of investments | | | | | (3,929) | (3,931) | - | - |
| **Total investments in subsidiaries and associated companies – net** | | | | | 16,862 | 13,084 | 18,001 | 14,258 |

* Discontinued operations or in the process of dissolution

Information about the financial positions and results of operations of certain subsidiaries and companies in the process of dissolution or discontinued operations that the Bank has significant control and not included in the consolidated financial statements can be summarized as follows: (see Note 2.2)

Unit : Million Baht

| | September 30, 2004 "Unaudited" Total assets | Total liabilities | Shareholders' equity | December 31, 2003 "Audited" Total assets | Total liabilities | Shareholders' equity |
|---|---|---|---|---|---|---|
| Supapirom Co., Ltd. | 2 | - | 2 | 2 | - | 2 |
| Siam Commercial Development Co., Ltd. | - | - | - | - | - | - |
| Thai Manpower Development Co., Ltd. | 1 | - | 1 | 1 | - | 1 |
| Oreo Realty Inc. * | - | - | - | - | - | - |
| SCB Resolution Corporation Co., Ltd. * | - | - | - | 5 | 1 | 4 |
| Thai International Property Development Co., Ltd.* | - | - | - | - | - | - |
| Suthakarn Co., Ltd. * | - | - | - | - | - | - |
| Prime Business Co., Ltd. * | - | - | - | - | - | - |
| M&M Business Co., Ltd. * | - | - | - | - | - | - |
| Sorathon Co., Ltd. * | - | - | - | - | - | - |
| Satayu Co., Ltd. * | - | - | - | - | - | - |
| | 3 | - | 3 | 8 | 1 | 7 |

* Dissolved in 2004

.../25

Unit : Million Baht

| | For the nine-month periods ended September 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | "Unaudited" | | | | "Unaudited" | | | |
| | Revenue | Expenses | Net income | Earnings per share (Baht) | Revenue | Expenses | Net income (loss) | Earnings (loss) per share(Baht) |
| Supapirom Co., Ltd. | - | - | - | - | - | - | - | - |
| Siam Commercial Development Co., Ltd. | - | - | - | 2 | 1 | 1 | - | - |
| Thai Manpower Development Co., Ltd. | - | - | - | - | - | - | - | (10.0) |
| Oreo Realty Inc. * | - | - | - | - | - | - | - | - |
| SCB Resolution Corporation Co., Ltd. * | - | - | - | - | - | 1 | (1) | (0.4) |
| Thai International Property Development Co., Ltd. * | - | - | - | - | - | - | - | - |
| Suthakarn Co., Ltd. * | - | - | - | - | - | - | - | (50.2) |
| Prime Business Co., Ltd. * | - | - | - | - | - | - | - | (284.5) |
| M&M Business Co., Ltd. * | - | - | - | - | - | - | - | (41.0) |
| Sorathon Co., Ltd. * | - | - | - | - | - | - | - | (41.0) |
| Satayu Co., Ltd.* | - | - | - | - | 20 | - | 20 | 20,431.3 |
| SCB Advisory Service Co., Ltd. ** | - | - | - | - | - | - | - | - |
| | - | - | - | | 21 | 2 | 19 | |

* Dissolved in the nine-month period of 2004

** Dissolved in the fourth quarter of 2003

As at September 30, 2004 and December 31, 2003, the Bank and a subsidiary have received equity in companies as a result of troubled debt restructuring, which represents more than 20% of the paid-up capital of each company. The Bank did not record these securities as investments in subsidiaries and associated companies as it is the Bank's and subsidiary's intention to hold such investments temporarily. Such investments are as follows:

| | % of paid- up share capital | |
|---|---|---|
| | September 30, 2004 | December 31, 2003 |
| **General investments** | | |
| S.G. Land Co., Ltd. | 99.7 | 99.7 |
| Mahachai Land Development Co., Ltd. | 81.4 | 81.4 |
| Bangkok Crystal Co., Ltd. | - | 76.2 |
| Zigma Concrete Co., Ltd. | 58.8 | - |
| Sri-U-Thong Co., Ltd. | 42.2 | 42.1 |
| Thai Baroda Industry Co., Ltd. | 31.3 | 31.3 |
| Nawa 84 Co., Ltd. | 25.0 | 25.0 |
| CBNP (Thailand) Co., Ltd. | 20.8 | 20.8 |

4.1.5 Adjustment to the Allowance for Doubtful Account of Subsidiaries

The consolidated and the Bank's financial statements as at September 30, 2004 included an adjustment to the allowance for doubtful account which were not previously recorded by its subsidiary. The adjustment resulted in increase in allowance for doubtful account in the consolidated balance sheet and decrease in investments in subsidiaries in the Bank's balance sheet of Baht 51 million (December 31, 2003 : Baht 200 million ).

.../26

## 4.2 Loans and Accrued Interest Receivables

### 4.2.1 Classified by Business Type and Loan Classification

Unit : Million Baht

| | CONSOLIDATED | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | September 30, 2004 | | | | | | December 31, 2003 | | | | | |
| | Normal | Special Mention | Sub-standard | Doubtful | Doubtful Loss | Total | Normal | Special Mention | Sub-standard | Doubtful | Doubtful Loss | Total |
| Agriculture and mining | 6,337 | 323 | 627 | 281 | 2,500 | 10,068 | 6,941 | 404 | 297 | 315 | 2,938 | 10,895 |
| Manufacturing and commercial | 167,780 | 2,794 | 1,303 | 2,665 | 28,244 | 202,786 | 158,747 | 2,072 | 1,878 | 6,188 | 26,564 | 195,449 |
| Real estate and construction | 47,501 | 1,462 | 870 | 477 | 17,186 | 67,496 | 44,766 | 1,431 | 1,088 | 407 | 16,102 | 63,794 |
| Utilities and services | 99,912 | 962 | 1,825 | 448 | 9,524 | 112,671 | 78,785 | 725 | 407 | 1,132 | 10,698 | 91,747 |
| Housing loans | 121,722 | 2,312 | 1,288 | 1,635 | 10,712 | 137,669 | 95,771 | 1,858 | 1,397 | 2,654 | 11,890 | 113,570 |
| Others | 31,471 | 730 | 773 | 453 | 6,398 | 39,825 | 28,020 | 531 | 438 | 635 | 7,312 | 36,936 |
| Total | 474,723 | 8,583 | 6,686 | 5,959 | 74,564 | 570,515 | 413,030 | 7,021 | 5,505 | 11,331 | 75,504 | 512,391 |
| Accrued interest receivables | 1,147 | 69 | 18 | 49 | 198 | 1,481 | 1,280 | 51 | 125 | 35 | 285 | 1,776 |
| Total | 475,870 | 8,652 | 6,704 | 6,008 | 74,762 | 571,996 | 414,310 | 7,072 | 5,630 | 11,366 | 75,789 | 514,167 |

Unit : Million Baht

| | BANK | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | September 30, 2004 | | | | | | December 31, 2003 | | | | | |
| | Normal | Special Mention | Sub-standard | Doubtful | Doubtful Loss | Total | Normal | Special Mention | Sub-standard | Doubtful | Doubtful Loss | Total |
| Agriculture and mining | 6,316 | 323 | 627 | 279 | 2,392 | 9,937 | 6,920 | 404 | 297 | 315 | 2,845 | 10,781 |
| Manufacturing and commercial | 164,960 | 2,763 | 1,282 | 2,568 | 27,651 | 199,224 | 155,715 | 2,058 | 1,853 | 6,132 | 25,949 | 191,707 |
| Real estate and construction | 50,162 | 1,462 | 854 | 458 | 16,694 | 69,630 | 47,587 | 1,392 | 1,039 | 389 | 15,451 | 65,858 |
| Utilities and services | 98,938 | 961 | 1,807 | 441 | 9,207 | 111,354 | 77,845 | 706 | 407 | 1,132 | 10,406 | 90,496 |
| Housing loans | 121,469 | 2,310 | 1,284 | 1,635 | 10,525 | 137,223 | 95,556 | 1,854 | 1,397 | 2,653 | 11,694 | 113,154 |
| Others | 30,381 | 727 | 380 | 453 | 5,821 | 37,762 | 25,967 | 531 | 412 | 635 | 6,752 | 34,297 |
| Total | 472,226 | 8,546 | 6,234 | 5,834 | 72,290 | 565,130 | 409,590 | 6,945 | 5,405 | 11,256 | 73,097 | 506,293 |
| Accrued interest receivables | 1,129 | 68 | 16 | 42 | 139 | 1,394 | 1,240 | 51 | 117 | 35 | 228 | 1,671 |
| Total | 473,355 | 8,614 | 6,250 | 5,876 | 72,429 | 566,524 | 410,830 | 6,996 | 5,522 | 11,291 | 73,325 | 507,964 |

The Bank has reclassified 2003 loans and accrued interest receivables by business type and loan classification in accordance with the current year's presentation. There is no effect to the total loans and loan classifications previously presented.

### 4.2.2 Loan Classification and Allowance :

Unit : Million Baht

| Loan classification | BANK | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | | | |
| | Loan and accrued interest | Loan and accrued interest – net of collateral* | Allowance per BOT's guideline % | Allowance | | |
| | | | | Allowance per requirement | Additional allowance | Total |
| Normal | 473,355 | 232,104 | 1 | 2,321 | - | 2,321 |
| Special Mention | 8,615 | 4,320 | 2 | 86 | - | 86 |
| Substandard | 6,246 | 3,260* | 20 | 652 | 378 | 1,030 |
| Doubtful | 5,880 | 4,205 | 50 | 2,103 | 1,384 | 3,487 |
| Doubtful Loss | 72,428 | 37,520 | 100 | 37,520 | 1,667 | 39,187 |
| Total | 566,524 | 281,409 | | 42,682 | 3,429 | 46,111 |
| Specific and general allowance | | | | | | 18,714 |
| **Total** | | | | | | 64,825 |

* Net of collateral per BOT's guideline

** Excluding troubled debts restructuring which the allowance was included in revaluation allowances for debts restructuring.

.../27

Unit : Million Baht

| Loan classification | BANK | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2003 | | | | | |
| | Loan and accrued interest | Loan and accrued interest - net of collateral* | Allowance per BOT's guideline % | Allowance | | |
| | | | | Allowance per requirement | Additional allowance | Total |
| Normal | 410,830 | 211,701 | 1 | 2,117 | - | 2,117 |
| Special Mention | 6,996 | 2,725 | 2 | 55 | - | 55 |
| Substandard | 5,522 | 3,109** | 20 | 622 | 401 | 1,023 |
| Doubtful | 11,291 | 7,344 | 50 | 3,672 | 1,588 | 5,260 |
| Doubtful Loss | 73,325 | 32,977 | 100 | 32,977 | 1,448 | 34,425 |
| Total | 507,964 | 257,856 | | 39,443 | 3,437 | 42,880 |
| Specific and general allowance | | | | | | 18,694 |
| **Total** | | | | | | 61,574 |

* Net of collateral per BOT's guideline

** Excluding troubled debts restructuring which the allowance was included in revaluation allowances for debts restructuring.

Based on management's assessment of the ultimate collectibility of the Bank's loan portfolio, the Bank believes that the allowance established is adequate as at September 30, 2004 and December 31, 2003 and in compliance with the BOT guidelines. In 2003, the BOT modified its guidelines regarding the minimum allowance required. Under the revised guidelines, the minimum allowance consists of provisions based on the loan classification and other additional provisions required by the BOT. As at September 30, 2004, the Bank has provided an allowance for doubtful accounts which exceeds the minimum allowance required by such revised guidelines by Baht 18,714 million (December 31, 2003 : Baht 18,694 million).

4.2.3 Loan Classification of Finance Subsidiaries

As at September 30, 2004 and December 31, 2003, The Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have classified loans according to the criteria specified in the Notification of the BOT as follows :

Unit : Million Baht

| Loan classification | September 30, 2004 | | | | | |
|---|---|---|---|---|---|---|
| | Loan and accrued interest | Loan and accrued interest – net of collateral* | Allowance per BOT's guideline % | Allowance | | |
| | | | | Allowance per requirement | Additional allowance | Total |
| Normal | 4,573 | 3,779 | 1 | 36 | (3) | 33 |
| Special Mention | 37 | 6 | 2 | - | - | - |
| Substandard | 89 | 65 | 20 | 14 | 23 | 37 |
| Doubtful | 159 | 155 | 50 | 77 | 72 | 149 |
| Doubtful Loss | 2,519 | 1,983 | 100 | 1,983 | 70 | 2,053 |
| Total | 7,377 | 5,988 | | 2,110 | 162 | 2,272 |
| Less Allowance for doubtful account transferred | | | | | | (904) |
| Allowance per requirement | | | | | | 1,368 |
| Specific and general allowance | | | | | | 674 |
| **Total** | | | | | | 2,042 |

* Net of collateral per BOT's guideline

.../28

Unit : Million Baht

| Loan classification | December 31, 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Loan and accrued interest | Loan and accrued interest - net of collateral* | Allowance per BOT's guideline % | Allowance | | |
| | | | | Allowance per requirement | Additional allowance | Total |
| Normal | 4,596 | 3,662 | 0.26,1 | 13 | (1) | 12 |
| Special Mention | 122 | 80 | 2 | 2 | - | 2 |
| Substandard | 101 | 87 | 20 | 17 | 15 | 32 |
| Doubtful | 120 | 119 | 50 | 60 | 127 | 187 |
| Doubtful Loss | 2,757 | 1,983 | 100 | 1,983 | 110 | 2,093 |
| Total | 7,696 | 5,931 | | 2,075 | 251 | 2,326 |
| Less Allowance for doubtful account transferred | | | | | | (1,018) |
| Allowance per requirement | | | | | | 1,308 |
| Specific and general allowance | | | | | | 426 |
| **Total** | | | | | | 1,734 |

* Net of collateral per BOT's guideline

4.2.4 Loans to Listed Companies Identified for Delisting

As at September 30, 2004 and December 31, 2003, the Bank and its subsidiaries which are financial institutions (finance and asset management companies) have loans and accrued interest with borrowers who developed problems with their financial positions and operating results, causing their loans to become classified assets. The Bank and subsidiaries have made appropriate provisions for loan losses as follows :

Unit : Million Baht

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | September 30, 2004 | | | | December 31, 2003 | | | |
| | No. of companies | Loans and accrued interest receivables* | Collateral | Amount of provision | No. of companies | Loans and accrued interest receivables* | Collateral | Amount of provision |
| Listed companies identified for delisting | 16 | 2,565 | 553 | 1,051 | 16 | 4,212 | 1,690 | 741 |

Unit : Million Baht

| | BANK | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | September 30, 2004 | | | | December 31, 2003 | | | |
| | No. of companies | Loans and accrued interest receivables* | Collateral | Amount of provision | No. of companies | Loans and accrued interest receivables* | Collateral | Amount of provision |
| Listed companies identified for delisting | 14 | 2,457 | 553 | 964 | 14 | 4,147 | 1,676 | 698 |

* Including loans to financial institutions

4.2.5 Non-Performing Loans

As at September 30, 2004 and December 31, 2003, the Bank used the BOT's notification dated January 16, 2003 in determining non-performing loans which consist of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline.The amounts are as follows:

**Unit : Million Baht**

| | BANK | |
|---|---|---|
| | **September 30, 2004** | **December 31, 2003** |
| Non-performing loans to financial institutions | 13 | 13 |
| Non-performing loans | 84,355 | 89,756 |
| % of Non-performing loans to total loans | 14.7 | 17.5 |

As at September 30, 2004, The Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non-performing loans of Baht 2,651 million (December 31, 2003 : Baht 2,696 million).

4.2.6 Troubled Debt Restructured

The financial statements for the nine-month periods ended September 30, 2004 and 2003, include the result of various types of troubled debt restructured including transfers of assets and equity securities, changes in repayment condition, and mixed types as follows:

**Unit : Million Baht**

| Types of Restructured | CONSOLIDATED | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | No. of Accounts | | Outstanding Debts | | | | Transferred Assets | | |
| | | | Before Restructured | | After Restructured | | Types | Fair Value | |
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | | 2004 | 2003 |
| Debt restructuring in various forms | 242 | 365 | 6,344 | 10,554 | 6,357 | 10,084 | Immovable properties and shares | 2 | 207 |
| Changes of repayment conditions | 2,092 | 2,444 | 6,205 | 4,371 | 6,454 | 4,312 | | | |
| **Total** | 2,334 | 2,809 | 12,549 | 14,925 | 12,811 | 14,396 | | | |

**Unit : Million Baht**

| Types of Restructured | BANK | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | No. of Accounts | | Outstanding Debts | | | | Transferred Assets | | |
| | | | Before Restructured | | After Restructured | | Types | Fair Value | |
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | | 2004 | 2003 |
| Debt restructuring in various forms | 239 | 358 | 6,252 | 10,394 | 6,239 | 10,032 | Shares | 1 | 207 |
| Changes of repayment conditions | 2,056 | 2,415 | 5,550 | 3,995 | 5,547 | 3,990 | | | |
| **Total** | 2,295 | 2,773 | 11,802 | 14,389 | 11,786 | 14,022 | | | |

.../30

As at September 30, 2004 and 2003, troubled debt restructured compared with total loans including loans to financial institutions are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | No. of Accounts | The Outstanding Debts | No. of Accounts | The Outstanding Debts |
| Troubled debt restructured in the period | 2,334 | 12,549 | 2,809 | 14,925 |
| Total loans including loans to financial institutions | 175,159 | 581,455 | 164,911 | 504,390 |

Unit : Million Baht

| | BANK | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | No. of Accounts | The Outstanding Debts | No. of Accounts | The Outstanding Debts |
| Troubled debt restructured in the period | 2,295 | 11,802 | 2,773 | 14,389 |
| Total loans including loans to financial institutions | 174,507 | 574,968 | 164,342 | 498,346 |

As at September 30, 2004, the Bank has outstanding loans to the restructured debtors including accrued interest of Baht 90,481 million in the consolidated financial statements and Baht 88,717 million in the Bank's financial statements (December 31, 2003 : Baht 106,361 million and Baht 103,768 million, respectively).

Supplementary information relating to restructured debtors for the nine-month periods ended September 30, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Interest income recognized in the statements of income | 2,691 | 3,794 | 2,618 | 3,663 |
| Loss from debt restructuring recognized in the statements of income | 1,911 | 981 | 1,814 | 970 |
| Cash collection | 4,317 | 5,664 | 3,593 | 5,083 |

4.2.7 Sales of Loan Receivables

The information regarding the transfer of a portion of sub-quality assets to TAMC according to the Asset Transfer Agreement of the Bank and a subsidiary since 2001 are as follows : (see Notes 4.1.1, 4.9 and 6.2)

Unit : Million Baht

| | CONSOLIDATED AND BANK | |
|---|---|---|
| | For the nine-month period ended September 30, 2004 | For the year ended December 31, 2003 |
| Book value of sub-quality assets transferred to TAMC during the period | - | 23 |
| Allowance for doubtful accounts | - | - |
| Net book value | - | 23 |

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | September 30, 2004 | December 31, 2003 | September 30, 2004 | December 31, 2003 |
| Total net amount of sub-quality assets transferred to TAMC since 2001 | 11,031 | 11,066 | 10,605 | 10,640 |
| Promissory notes received | 9,007 | 8,783 | 8,581 | 8,357 |

4.3 Allowance for Doubtful Accounts

Allowance for doubtful accounts consists of the following as at September 30, 2004 and December 31, 2003:

**Unit : Million Baht**

| | CONSOLIDATED | | | | | | |
|---|---|---|---|---|---|---|---|
| | September 30, 2004 | | | | | | |
| | Normal | Special Mention | Sub Standard | Doubtful | Doubtful Loss | General | Total |
| Beginning balance | 2,128 | 55 | 1,056 | 5,396 | 35,643 | 19,787 | 64,065 |
| Bad debt and doubtful accounts | 224 | 32 | (1) | (1,782) | 10,555 | (8,983) | 45 |
| Bad debt recovered | - | - | - | - | 131 | - | 131 |
| Bad debt written off | - | - | - | - | (5,918) | - | (5,918) |
| Others | 1 | - | - | - | 3 | 9,152 | 9,156 |
| Ending balance | 2,353 | 87 | 1,055 | 3,614 | 40,414 | 19,956 | 67,479 |

**Unit : Million Baht**

| | CONSOLIDATED | | | | | | |
|---|---|---|---|---|---|---|---|
| | December 31, 2003 | | | | | | |
| | Normal | Special Mention | Sub Standard | Doubtful | Doubtful Loss | General | Total |
| Beginning balance | 1,936 | 90 | 745 | 2,824 | 39,067 | 26,707 | 71,369 |
| Bad debt and doubtful accounts | 192 | (35) | 311 | 2,572 | 6,446 | (7,993) | 1,493 |
| Bad debt recovered | - | - | - | - | 178 | - | 178 |
| Bad debt written off | - | - | - | - | (9,987) | - | (9,987) |
| Others | - | - | - | - | (61) | 1,073 | 1,012 |
| Ending balance | 2,128 | 55 | 1,056 | 5,396 | 35,643 | 19,787 | 64,065 |

**Unit : Million Baht**

| | BANK | | | | | | |
|---|---|---|---|---|---|---|---|
| | September 30, 2004 | | | | | | |
| | Normal | Special Mention | Sub Standard | Doubtful | Doubtful Loss | General | Total |
| Beginning balance | 2,117 | 55 | 1,023 | 5,260 | 34,425 | 18,694 | 61,574 |
| Bad debt and doubtful accounts | 204 | 31 | 7 | (1,773) | 10,548 | (9,031) | (14) |
| Bad debt recovered | - | - | - | - | 131 | - | 131 |
| Bad debt written off | - | - | - | - | (5,917) | - | (5,917) |
| Others | - | - | - | - | - | 9,051 | 9,051 |
| Ending balance | 2,321 | 86 | 1,030 | 3,487 | 39,187 | 18,714 | 64,825 |

**Unit : Million Baht**

| | BANK | | | | | | |
|---|---|---|---|---|---|---|---|
| | December 31, 2003 | | | | | | |
| | Normal | Special Mention | Sub Standard | Doubtful | Doubtful Loss | General | Total |
| Beginning balance | 1,933 | 90 | 743 | 2,783 | 38,152 | 25,679 | 69,380 |
| Bad debt and doubtful accounts | 184 | (35) | 280 | 2,477 | 6,052 | (7,671) | 1,287 |
| Bad debt recovered | - | - | - | - | 177 | - | 177 |
| Bad debt written off | - | - | - | - | (9,956) | - | (9,956) |
| Others | - | - | - | - | - | 686 | 686 |
| Ending balance | 2,117 | 55 | 1,023 | 5,260 | 34,425 | 18,694 | 61,574 |

.../32

4.4 Revaluation Allowances for Debts Restructured

Revaluation allowances for debts restructured consists of the following as at September 30, 2004 and December 31, 2003:

**Unit : Million Baht**

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | September 30,2004 | December 31, 2003 | September 30,2004 | December 31, 2003 |
| Beginning balance | 10,730 | 11,210 | 10,387 | 10,427 |
| Decrease during the period | (6,816) | (480) | (6,747) | (40) |
| Ending balance | 3,914 | 10,730 | 3,640 | 10,387 |

4.5 Classified Assets

The Bank and subsidiaries which are financial institutions (The Book Club Finance PCL, and Chatuchak Asset Management Co., Ltd.) have classified assets according to the guidelines of the BOT as follows:

**Unit : Million Baht**

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | | | |
| | Loans and accrued interest receivables | Loans to financial institutions and accrued interest receivables | Investments | Property foreclosed | Other assets | Total |
| Normal | 474,635 | 9,427 | - | - | 98 | 484,160 |
| Special Mention | 8,652 | 138 | - | - | 2 | 8,792 |
| Substandard | 6,335 | 4 | - | - | 1 | 6,340 |
| Doubtful | 6,039 | - | - | - | 20 | 6,059 |
| Doubtful loss | 74,947 | 7 | 8,437 | 2,403 | 1,895 | 87,689 |
| | 570,608 | 9,576 | 8,437 | 2,403 | 2,016 | 593,040 |

**Unit : Million Baht**

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2003 | | | | | |
| | Loans and accrued interest receivables | Loans to financial institutions and accrued interest receivables | Investments | Property foreclosed | Other assets | Total |
| Normal | 411,994 | 6,077 | - | - | 31 | 418,102 |
| Special Mention | 7,118 | - | - | - | 1 | 7,119 |
| Substandard | 5,622 | - | - | - | 2 | 5,624 |
| Doubtful | 11,411 | 4 | - | - | 45 | 11,460 |
| Doubtful loss | 76,081 | 7 | 8,520 | 2,402 | 1,925 | 88,935 |
| | 512,226 | 6,088 | 8,520 | 2,402 | 2,004 | 531,240 |

.../33

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | | | |
| | Loans and accrued interest receivables | Loans to financial institutions and accrued interest receivables | Investments | Property foreclosed | Other assets | Total |
| Normal | 473,355 | 9,703 | - | - | 98 | 483,156 |
| Special Mention | 8,615 | 138 | - | - | 2 | 8,755 |
| Substandard | 6,246 | 4 | - | - | 1 | 6,251 |
| Doubtful | 5,880 | - | - | - | 20 | 5,900 |
| Doubtful loss | 72,428 | 7 | 8,410 | 2,373 | 1,886 | 85,104 |
| | 566,524 | 9,852 | 8,410 | 2,373 | 2,007 | 589,166 |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2003 | | | | | |
| | Loans and accrued interest receivables | Loans to financial institutions and accrued interest receivables | Investments | Property foreclosed | Other assets | Total |
| Normal | 410,830 | 6,419 | - | - | 30 | 417,279 |
| Special Mention | 6,996 | - | - | - | 1 | 6,997 |
| Substandard | 5,522 | - | - | - | 2 | 5,524 |
| Doubtful | 11,291 | 4 | - | - | 45 | 11,340 |
| Doubtful loss | 73,325 | 7 | 8,494 | 2,373 | 1,915 | 86,114 |
| | 507,964 | 6,430 | 8,494 | 2,373 | 1,993 | 527,254 |

4.6 Elimination of Deficit

The shareholders' meeting passed a resolution on April 9, 2003 to eliminate the deficit amounting to Baht 74,550 million by offsetting the amount with other reserves, legal reserve, premium on ordinary shares and premium on preferred shares amounting to Baht 23,081 million, Baht 695 million, Baht 22,786 million and Baht 27,988 million, respectively, effective as of January 1, 2003.

4.7 Legal Reserve

Under the Public Companies Act, the Bank and its subsidiaries which are public companies are required to set aside as legal reserve at least 5% of its net income net of accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital.

According to the Civil and Commercial Code, subsidiaries which are private companies must appropriate to a reserve fund of each distribution of dividend at least 5% of the profit arising from the business of the company until the reserve fund reaches 10% of the capital of the company. Such reserve fund is not available for distribution as dividend.

4.8 Dividend

The shareholders' meeting passed a resolution on April 8, 2004 to pay dividends to both preferred and ordinary shareholders at the rate of Baht 1.40 per share. The amount of Baht 4,487 million was paid on April 30, 2004.

.../34

4.9 Contingencies

Contingencies of the bank and subsidiaries as at September 30, 2004 and December 31, 2003 are as follows:

**Unit : Million Baht**

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | December 31, 2003 | | |
| | Baht | Foreign Currency | Total | Baht | Foreign Currency | Total |
| Avals to bills | 1,806 | - | 1,806 | 2,823 | - | 2,823 |
| Guarantees of loans | 88 | 2,190 | 2,278 | 106 | 1,014 | 1,120 |
| Liability under unmatured import bills | 287 | 3,578 | 3,865 | 153 | 2,233 | 2,386 |
| Letters of credit | 1,353 | 11,272 | 12,626 | 733 | 7,510 | 8,243 |
| Other guarantees | 49,970 | 7,635 | 57,605 | 41,767 | 14,012 | 55,779 |
| Exchange rate contracts | | | | | | |
| Bought | 3,912 | 126,423 | 130,335 | - | 74,702 | 74,702 |
| Sold | 4,200 | 200,932 | 205,132 | - | 141,913 | 141,913 |
| Interest rate contracts | | | | | | |
| Bought | 92,127 | 27,335 | 119,462 | 55,472 | 28,861 | 84,333 |
| Sold | 92,127 | 27,335 | 119,462 | 55,472 | 28,861 | 84,333 |
| Interest rate future contracts - bought | - | 828 | 828 | - | - | - |
| Amount of unused bank overdraft | 61,494 | 205 | 61,699 | 59,881 | 119 | 60,000 |
| Others | - | 18 | 18 | - | 65 | 65 |
| Total | 307,364 | 407,751 | 715,115 | 216,407 | 299,290 | 515,697 |

**Unit : Million Baht**

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | December 31, 2003 | | |
| | Baht | Foreign Currency | Total | Baht | Foreign Currency | Total |
| Avals to bills | 1,806 | - | 1,806 | 2,823 | - | 2,823 |
| Guarantees of loans | 88 | 2,190 | 2,278 | 106 | 1,014 | 1,120 |
| Liability under unmatured import bills | 287 | 3,578 | 3,865 | 153 | 2,233 | 2,386 |
| Letters of credit | 1,328 | 11,219 | 12,547 | 733 | 7,416 | 8,149 |
| Other guarantees | 49,970 | 7,635 | 57,605 | 41,767 | 14,012 | 55,779 |
| Exchange rate contracts | | | | | | |
| Bought | 3,912 | 126,423 | 130,335 | - | 74,702 | 74,702 |
| Sold | 4,200 | 200,932 | 205,132 | - | 141,913 | 141,913 |
| Interest rate contracts | | | | | | |
| Bought | 92,127 | 27,335 | 119,462 | 55,472 | 28,861 | 84,333 |
| Sold | 92,127 | 27,335 | 119,462 | 55,472 | 28,861 | 84,333 |
| Interest rate future contracts - bought | - | 828 | 828 | - | - | - |
| Amount of unused bank overdraft | 61,494 | - | 61,494 | 59,881 | - | 59,881 |
| Others | - | 1 | 1 | - | 43 | 43 |
| Total | 307,339 | 407,476 | 714,815 | 216,407 | 299,055 | 515,462 |

As at September 30, 2004, the Bank has commitments of Baht 334 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997 (December 31, 2003 : Baht 334 million).

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral, which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified terms. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from the issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.1.1, 4.2.7 and 6.2).

The Bank and TAMC agreed to recognize any profits or losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and the transfer price of sub-quality assets transferred to TAMC. All residual amount of profit will be given to TAMC. In the case of losses it will be shared between TAMC and the Bank. The Bank will take the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. All residual amount of the loss will be absorbed by TAMC.

## 5. INFORMATION ON STATEMENT OF INCOME ITEMS

### 5.1 Reserve for Selling Expense in Property Foreclosed

During 2003, the Bank adopted a policy to speed up the sales of property foreclosed, which may affect the net realizable value of property foreclosed would be decreased by the selling expenses. The Bank has set up a reserve for such expenses of Baht 390 million.

### 5.2 Income Tax

For the nine-month periods ended September 30, 2004 and 2003, the Bank's financial statements presented net income but no income tax expenses were payable as the Bank had available tax losses carried forward to offset taxable income as follows:

**Unit : Million Baht**

| Loss carry forward remaining of the year | Tax deductable expenses up to the year | 2004 | 2003 |
|---|---|---|---|
| 1999 | 2004 | 31,749 | 44,279 |
| 2002 | 2007 | 10,929 | 10,929 |
| Total | | 42,678 | 55,208 |

Income tax in the Bank's statement of income for the nine-month period ended September 30, 2004 represented income tax of a foreign branch.

.../36

5.3 Earnings Per Share

Earnings per share in the consolidated and the Bank's financial statements for the nine-month periods ended September 30, 2004 and 2003 are calculated as follows :

| | **Net Income** "Unaudited" | | **Weighted Average Number of Common Shares** "Unaudited" | | **Earning Per Share** | |
|---|---|---|---|---|---|---|
| | **2004** Million Baht | **2003** Million Baht | **2004** Million Shares | **2003** Million Shares | **2004** Baht | **2003** Baht |
| Basic earning per share | | | | | | |
| Net income before dividend of preferred shares | 15,364 | 9,204 | 1,487 | 1,256 | | |
| Less Dividend of preferred shares | (2,388) | - | - | - | | |
| Net income after dividend of preferred shares | 12,976 | 9,204 | 1,487 | 1,256 | 8.72 | 7.33 |
| Effect of diluted equivalent ordinary shares | | | | | | |
| Convertible preferred shares | 2,388 | - | 1,757 | 1,884 | | |
| Subordinated convertible Thai Baht bonds | 41 | 75 | 81 | 149 | | |
| Warrants | - | - | - | 115 | | |
| Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares, warrants and subordinated convertible bonds) | 15,405 | 9,279 | 3,325 | 3,404 | 4.63 | 2.73 |

Earnings per share in the consolidated and the Bank's financial statements for the quarters ended September 30, 2004 and 2003 are calculated as follows:

| | **Net Income** "Unaudited" | | **Weighted Average Number of Common Shares** "Unaudited" | | **Earning Per Share** | |
|---|---|---|---|---|---|---|
| | **2004** Million Baht | **2003** Million Baht | **2004** Million Shares | **2003** Million Shares | **2004** Baht | **2003** Baht |
| Basic earning per share | | | | | | |
| Net income | 3,637 | 3,232 | 1,534 | 1,322 | 2.37 | 2.45 |
| Effect of diluted equivalent ordinary shares | | | | | | |
| Convertible preferred shares | - | - | 1,794 | 1,828 | | |
| Subordinated convertible Thai Baht bonds | 11 | 24 | 68 | 139 | | |
| Warrants | - | - | - | 115 | | |
| Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares, warrants and subordinated convertible bonds) | 3,648 | 3,256 | 3,396 | 3,404 | 1.07 | 0.96 |

For the nine-month period and quarter ended September 30, 2003, subordinated convertible foreign currency bonds had not been included in the diluted earnings per share calculation as they were anti-dilutive.

The participating right of the preferred shares was not taken into consideration in calculating basic earnings per share for the nine-month period and quarter ended September 30, 2003 because the shareholders had not approved the declaration of dividends.

.../37

## 6. INFORMATION ON STATEMENTS OF CASH FLOWS

### 6.1 Cash Paid For Interest and Income Tax

Cash paid for interest and income tax for the nine-month periods ended September 30, 2004 and 2003 are as follows:

**Unit : Million Baht**

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| Interest | 4,643 | 7,715 | 4,586 | 7,642 |
| Withholding taxes | 402 | 236 | 95 | 96 |

### 6.2 Non-Cash Items

Non-cash items for the nine-month periods ended September 30, 2004 and 2003 are as follows:

**Unit : Million Baht**

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| Increase (decrease) in unrealized gain from securities valuation - presented as part of shareholders' equity | (11,462) | 4,716 | (11,462) | 4,716 |
| Conversion of subordinated convertible bonds to be ordinary shares | 1,845 | 676 | 1,845 | 676 |
| Conversion of convertible preferred shares to be ordinary shares | 916 | 2,810 | 916 | 2,810 |
| Property foreclosed acquired from debt settlement | 2,246 | 2,194 | 2,246 | 2,067 |
| Investment in securities received from debt restructuring process | | | | |
| - Available-for-sale securities | 8 | - | 8 | - |
| - General investment | 135 | 15 | 135 | 15 |
| Increase of investment in held-to-maturity securities due to transfer of sub-quality assets to Thai Asset Management Corporation (See Notes 4.1.1, 4.2.7 and 4.9) | - | 23 | - | 23 |
| Unrealized increment per premises appraisal directly transferred in retained earnings | 84 | 85 | 84 | 85 |

## 7. SUPPLEMENTARY DISCLOSURES REQUIRED BY ACCOUNTING STANDARDS AND REGULATORS

### 7.1 Capital Funds

The Bank and its subsidiaries, which are financial institutions, are subject to various capital and regulatory requirements of the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at September 30, 2004 and December 31, 2003, the Bank's total capital funds can be categorized as follows :

**Unit : Million Baht**

| | | BANK | |
|---|---|---|---|
| | | **September 30, 2004** | **December 31, 2003** |
| Tier 1 capital | | | |
| Issued and paid-up share capital | | 33,366 | 31,630 |
| Premium on share capital | | 9,872 | 5,427 |
| Legal reserve | | 623 | - |
| Net gain after appropriations | | 19,246 | - |
| Total Tier 1 capital | | 63,107 | 37,057 |
| Tier 2 capital | | | |
| Revaluation surplus on land and premises appraisal | | 5,010 | 5,063 |
| Revaluation surplus on investment in equity securities | | 2,502 | 6,553 |
| Subordinated convertible bonds | | 386 | 755 |
| Subordinated bonds | | 9,375 | 10,997 |
| Allowance for classified assets of "normal" category and excess allowance | | 6,932 | 6,486 |
| Total Tier 2 Capital | | 24,205 | 29,854 |
| Less Investment in other financial institutions' Tier 2 Capital | | (129) | (169) |
| Total Capital Funds | | 87,183 | 66,742 |
| Risk assets : | | | |
| On-balance sheet items | | 568,835 | 518,919 |
| Off-balance sheet items | | 51,802 | 47,537 |
| Total risk assets | | 620,637 | 566,456 |
| Total Capital / Total Risk Assets | (minimum 8.50 %) | 15.3% | 12.9% |
| Total Tier 1 capital / Total Risk Assets | (minimum 4.25 %) | 11.1% | 7.1% |
| Total Tier 2 capital / Total Risk Assets | | 4.2% | 5.8% |

7.2 The Financial Sector Master Plan

On January 23, 2004, the Ministry of Finance issued the notification detailing terms, conditions and procedures for the application of new bank license ("The Financial Sector Master Plan"). The notification details the operational structure of financial institutions which will result in having only commercial banks being able to accept public deposits. Currently, the Bank entered into a MOU to sell the shares in a subsidiary which is a finance company to other party at the price that depends on some conditions in the future. For an associated company which is a finance company, the Bank and the associated company prepare the plan and submit to the Bank of Thailand for consideration. The ultimate effect of such plan to the operation of such subsidiary and such associated company of the Bank cannot be presently determined.

7.3 Related-Party Transactions

The Bank has business transactions with related parties or persons. Interest rate of staff loans under the staff welfare scheme is charged in accordance with the Bank's regulations for such loans. Interest rate and other pricing for other related parties are at the same rate as in the normal course of business with the same business condition as general customers. The transactions with related parties or persons are as follows:

.../39

7.3.1 Loans, Deposits and Contingencies

Loans, deposits and contingencies to related parties or persons are summarized as follows: (See Notes 7.7)

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | December 31, 2003 | | |
| | Loans | Deposits | Contingencies | Loans | Deposits | Contingencies |
| Subsidiaries | - | - | - | - | 2 | - |
| Associated companies | 5,829 | 590 | 1,664 | 5,506 | 724 | 1,622 |
| Related Companies | | | | | | |
| - 10 % to 20 % Ownership | 545 | 58 | 82 | 1,059 | 64 | 151 |
| - Shareholding through debt restructuring process | 3,574 | 83 | 1,130 | 4,727 | 226 | 1,031 |
| - Shareholding through other companies' debt restructuring process | 749 | 81 | 7 | 788 | 128 | 16 |
| Major-shareholder (10 % to 20 % Ownership) | - | 6,126 | 2 | - | 1,061 | 2 |
| Subsidiaries and associated companies of major-shareholder (which were not included in the above lists) | 5,933 | 1,198 | 83 | 6,128 | 1,378 | 279 |
| Companies owned / controlled by the Bank's directors / management | 11 | 8 | 6 | 17 | 11 | 19 |
| Officers from departmental managers upward | 133 | 654 | - | 121 | 473 | - |
| **Total** | 16,774 | 8,798 | 2,974 | 18,346 | 4,067 | 3,120 |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | December 31, 2003 | | |
| | Loans | Deposits | Contingencies | Loans | Deposits | Contingencies |
| Subsidiaries | 3,569 | 4,669 | 25 | 3,778 | 633 | 24 |
| Associated companies | 5,564 | 590 | 1,664 | 5,256 | 712 | 1,622 |
| Related Companies | | | | | | |
| - 10 % to 20 % Ownership | 545 | 58 | 82 | 1,059 | 64 | 151 |
| - Shareholding through debt restructuring process | 3,574 | 83 | 1,130 | 4,727 | 226 | 1,031 |
| - Shareholding through other companies' debt restructuring process | 532 | 81 | 7 | 571 | 128 | 16 |
| Major-shareholder (10 % to 20 % Ownership) | - | 6,126 | 2 | - | 1,061 | 2 |
| Subsidiaries and associated companies of major-shareholder (which were not included in the above lists) | 5,933 | 1,198 | 83 | 6,088 | 1,378 | 279 |
| Companies owned / controlled by the Bank's directors / management | 11 | 8 | 6 | 17 | 11 | 19 |
| Officers from departmental managers upward | 133 | 654 | - | 121 | 473 | - |
| **Total** | 19,861 | 13,467 | 2,999 | 21,617 | 4,686 | 3,144 |

7.3.2 Investments

Investments in subsidiaries and associated companies as at September 30, 2004 and December 31, 2003 are described in Note 4.1.4

Investments in related companies in which the Bank and subsidiaries are the shareholder and/or management are directors as at September 30, 2004 and December 31, 2003, are as follows:

**Unit : Million Baht**

| Company | Type of Business | Paid-up Capital | September 30, 2004 | | | |
|---|---|---|---|---|---|---|
| | | | CONSOLIDATED | | BANK | |
| | | | Share Holding (%) | Net Investment | Share Holding (%) | Net Investment |
| **10 % to 20 % Ownership** | | | | | | |
| Services | | | | | | |
| Angthong Sugar Terminal Co., Ltd. | Warehousing | 50 | 10.0 | 5 | 10.0 | 5 |
| Narathiwat Thani Co., Ltd. | Hotel | 180 | 10.0 | - | 10.0 | - |
| Siam Technology Service Co., Ltd. | IT. Consultancy | 30 | 10.0 | - | 10.0 | - |
| Premus (Thailand) Co., Ltd. | Building Management | 13 | 10.0 | 1 | 10.0 | 1 |
| Siam Medicare Co., Ltd. | Health Center | 14 | 17.5 | - | - | - |
| Real Estate | | | | | | |
| Thai Obayashi Corp., Ltd. | Construction | 10 | 12.5 | 77 | 12.5 | 77 |
| Others | | | | | | |
| Fortis Co., Ltd. | Commerce | 40 | 10.0 | 4 | 10.0 | 4 |
| Navuti Co., Ltd. | Agriculture | 60 | 10.0 | - | 10.0 | - |
| Siam Commercial Development Co., Ltd. | Holding | 15 | 10.0 | - | 10.0 | - |
| Thai U.S. Leather Co., Ltd. | Industry | 194 | 10.0 | - | 10.0 | - |
| Siam Cement Myanmar Trading Ltd. (Myanmar) | Commerce | KYAT 1 | 10.0 | 1 | 10.0 | 1 |
| Cargill Siam Co., Ltd. | Agriculture | 48 | 26.7 | 64 | 10.0 | 56 |
| WTA (Thailand) Co., Ltd. | Others | - | 25.0 | - | 25.0 | - |
| International Trader Co., Ltd. | Agriculture | 20 | 10.0 | 2 | - | - |
| **Shareholding through debt restructuring process** | | | | | | |
| Sri U Thong Co., Ltd. | Construction | 1,084 | 42.2 | - | 42.2 | - |
| Fuel Pipeline Transportation Co., Ltd. | Transportation | 1,592 | 16.7 | - | 16.7 | - |
| Thai Baroda Industry Co., Ltd. | Industry | 905 | 31.3 | - | 31.3 | - |
| BNH Medical Centre Co., Ltd. | Hospital | 586 | 13.0 | 6 | 13.0 | 6 |
| Mahachai Land Development Co., Ltd. | Real Estate | 15 | 81.4 | 12 | 81.4 | 12 |
| SG Land Co., Ltd. | Real Estate | 100 | 99.8 | 89 | 99.7 | 89 |
| Zigma Concrete Co., Ltd. | Industry | 109 | 58.8 | - | 58.8 | - |
| Power-P PCL | Industry | 2,100 | 11.5 | 63 | 10.0 | 63 |
| **Shareholding through other companies' debt restructuring process** | | | | | | |
| Puen Pob Paet Co., Ltd | Health Center | 1 | 11.3 | - | 11.3 | - |
| CBNP (Thailand) Ltd. | Financial Consultant | - | 20.8 | - | 20.8 | - |
| Siam Media & Communication Co., Ltd. | Holding | 700 | 33.3 | - | 33.3 | - |
| The Dheves Insurance PCL | Insurance | 120 | 16.2 | 295 | 15.8 | 288 |
| Supapirom Co., Ltd. | Food Center | 37 | 73.5 | - | 70.6 | - |
| Donmuang International Airport Hotel Co., Ltd | Hotel | 120 | 17.0 | 83 | 17.0 | 83 |
| Nawa 84 Co., Ltd. | Holding | 1,203 | 25.0 | 137 | 25.0 | 137 |
| Total | | | | 839 | | 822 |

KYAT = KYAT Currency

…/41

Unit : Million Baht

| Company | Type of Business | Paid-up Capital | December 31, 2003 CONSOLIDATED Share Holding (%) | December 31, 2003 CONSOLIDATED Net Investment | December 31, 2003 BANK Share Holding (%) | December 31, 2003 BANK Net Investment |
|---|---|---|---|---|---|---|
| **10 % to 20 % Ownership** | | | | | | |
| Finance & Insurance | | | | | | |
| Dhanamit Factoring Co., Ltd. | Factoring | 80 | 10.0 | 8 | 5.0 | 4 |
| Services | | | | | | |
| Angthong Sugar Terminal Co., Ltd. | Warehousing | 50 | 10.0 | 5 | 10.0 | 5 |
| Narathiwat Thani Co., Ltd. | Hotel | 180 | 10.0 | - | 10.0 | - |
| Siam Technology Service Co., Ltd. | IT. Consultancy | 30 | 10.0 | - | 10.0 | - |
| Premus (Thailand) Co., Ltd. | Building Management | 13 | 10.0 | 1 | 10.0 | 1 |
| Siam Medicare Co., Ltd. | Health Center | 14 | 17.5 | - | - | - |
| Real Estate | | | | | | |
| Thai Obayashi Corp., Ltd. | Construction | 10 | 12.5 | 77 | 12.5 | 77 |
| Others | | | | | | |
| Fortis Co., Ltd. | Commerce | 40 | 10.0 | 4 | 10.0 | 4 |
| Navuti Co., Ltd. | Agriculture | 60 | 10.0 | - | 10.0 | - |
| Siam Commercial Development Co., Ltd. | Holding | 15 | 10.0 | - | 10.0 | - |
| Sea Minerals Co., Ltd. | Mining | 72 | 10.0 | 1 | 10.0 | 1 |
| Suthakarn Co., Ltd. | Holding | - | 10.0 | - | 10.0 | - |
| Thai U.S. Leather Co., Ltd. | Industry | 194 | 10.0 | - | 10.0 | - |
| Siam Cement Myanmar Trading Ltd. (Myanmar) | Commerce | KYAT 1 | 10.0 | 1 | 10.0 | |
| Cargill Siam Co., Ltd. | Agriculture | 48 | 26.7 | 64 | 10.0 | 56 |
| SCB Holding Co, Ltd. | Holding | 30 | 15.0 | 5 | 15.0 | 5 |
| WTA (Thailand) Co., Ltd. | Others | - | 25.0 | - | 25.0 | - |
| International Trader Co., Ltd. | Agriculture | 20 | 10.0 | - | - | - |
| **Shareholding through debt restructuring process** | | | | | | |
| ITV PCL | Entertainment | 6,000 | 14.6 | 5,216 | 14.6 | 5,203 |
| Bangkok Crystal Co., Ltd. | Industry | 500 | 76.2 | - | 75.1 | - |
| Sri U Thong Co., Ltd. | Construction | 1,084 | 42.1 | - | 42.1 | - |
| Fuel Pipeline Transportation Co, Ltd. | Transportation | 1,592 | 16.7 | - | 16.7 | - |
| Thai Baroda Industry Co., Ltd. | Industry | 905 | 31.3 | - | 31.3 | - |
| BNH Medical Centre Co., Ltd. | Hospital | 586 | 13.0 | 6 | 13.0 | 6 |
| Mahachai Land Development Co., Ltd. | Real Estate | 15 | 81.4 | 12 | 81.4 | 12 |
| SG Land Co., Ltd | Real Estate | 100 | 99.8 | 89 | 99.7 | 89 |
| **Shareholding through other companies' debt restructuring process** | | | | | | |
| Puen Pob Paet Co.,Ltd | Health Center | 1 | 11.3 | - | 11.3 | - |
| CBNP (Thailand) Ltd. | Financial Consultant | - | 20.8 | - | 20.8 | - |
| Siam Media & Communication Co., Ltd. | Holding | 700 | 33.3 | - | 33.3 | - |
| The Dheves Insurance PCL | Insurance | 120 | 16.2 | 318 | 15.8 | 311 |
| Supapirom Co., Ltd. | Food Center | 37 | 73.5 | - | 70.6 | - |
| Donmuang International Airport Hotel Co., Ltd | Hotel | 120 | 17.0 | 83 | 17.0 | 83 |
| Sonoco (Thailand) Co, Ltd. | Industry | 185 | 15.0 | 21 | 15.0 | 21 |
| Nawa 84 Co., Ltd. | Holding | 1,203 | 25.0 | 137 | 25.0 | 137 |
| Total | | | | 6,048 | | 6,016 |

KYAT = KYAT Currency

.../42

7.3.3 Income and Expenses

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the nine-month periods ended September 30, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | Income | | Expenses | | Income | | Expenses | |
| | Interest | Other | Interest | Other | Interest | Other | Interest | Other |
| Associated companies | 235 | 894 | 7 | 65 | 237 | 168 | 5 | 30 |
| Major-shareholder | - | - | - | 9 | - | - | - | 8 |

Unit : Million Baht

| | BANK | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | Income | | Expenses | | Income | | Expenses | |
| | Interest | Other | Interest | Other | Interest | Other | Interest | Other |
| Subsidiaries | 162 | 164 | 1 | 94 | 173 | 67 | 2 | 165 |
| Associated companies | 226 | 882 | 7 | 60 | 216 | 158 | 5 | 25 |
| Major-shareholder | - | - | - | 9 | - | - | - | 8 |

Since May 10, 1999, the Ministry of Finance had become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders had the rights to purchase the shares from the Ministry of Finance. The Bank invested Baht 32,500 million received from the Ministry of Finance following the capital increment in government bonds and recorded these as held-to-maturity investments. On December 1, 2003, the Ministry of Finance had transferred approximately 24.8 % of paid-up capital to Vayupak I Fund ("the Fund"). Consequently, the remaining shares, which are held by Ministry of Finance is 13.6% of the Bank's paid-up capital and the Fund had become the major shareholder instead. Other transactions, if any, among the Bank and the Ministry of Finance and any other government agencies and the associated companies of the Fund arise from normal banking activities, which do not relate to the shareholding.

During 2003, the Bank entered into a Properties Foreclosed Sales Agreement with a subsidiary (Chatuchak Assets Management Co., Ltd.,) at the fair value of Baht 51 million, while net book value of such properties was Baht 46 million (net of allowance for impairment of Baht 18 million).

7.4 Disclosure of The Statements Of Cash Flows Of The AMC.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

.../43

**Chatuchak Assets Management Co., Ltd.**
**Statements of Cash flows**
**For the nine-month periods ended September 30, 2004 and 2003**
"Unaudited"

**Unit : Million Baht**

| | 2004 | 2003 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | 76 | 76 |
| Items to reconcile net income to net cash received (paid) from operating activities : | | |
| Bad debt and doubtful accounts | - | 7 |
| Amortization of discount on investment | (2) | (3) |
| Gain on sales of investment | (17) | - |
| Gain on sales of property foreclosed | - | (6) |
| Loss from diminution in value of property foreclosed | - | 10 |
| Income from operations before changes in operating assets and liabilities | 57 | 84 |
| Operating assets (increase) decrease | | |
| Investment in receivables | (81) | 116 |
| Loans | 240 | (15) |
| Accrued interest receivables | 3 | (19) |
| Property foreclosed | 21 | (33) |
| Other assets | 26 | - |
| Operating liabilities increase (decrease) | | |
| Other liabilities | (2) | 3 |
| Net cash provided by operating activities | 264 | 136 |
| **Cash flows from investing activities** | | |
| Purchase of available-for-sale securities | (3,824) | (2,912) |
| Proceeds from sales and maturity of available-for-sale securities | 7,443 | 5,733 |
| Net cash used in investing activities | 3,619 | 2,821 |
| Net decrease in cash and cash equivalents | 3,883 | 2,957 |
| Cash and cash equivalents as at January 1, | 58 | 16 |
| **Cash and cash equivalents as at September 30,** | 3,941 | 2,973 |

7.5 Events Occurring After The Balance Sheet Date

7.5.1 147,809,200 preferred shares have been converted into 147,809,200 ordinary shares. The Bank registered the conversion of preferred shares with the Ministry of Commerce on October 7, 2004.

7.5.2 The Bank's subordinated convertible bonds, which were issued on October 16, 1998, amounting to Baht 267 million, have been converted into 8,903,327 ordinary shares at Baht 30.00 each. The Bank registered the change in paid-up capital to Baht 33,455 million with the Ministry of Commerce on October 27, 2004.

7.6 Segment Reporting

The significant financial position and the results from operations classified into domestic and foreign operations are shown below.

7.6.1 The financial position classified into domestic and foreign operations as at September 30, 2004 and December 31, 2003 are as follows:

**Unit : Million Baht**

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 (Unaudited) | | | December 31, 2003 | | |
| | Domestic operations | Foreign operations | Total | Domestic operations | Foreign operations | Total |
| Total assets | 766,289 | 16,241 | 782,530 | 728,643 | 18,195 | 746,838 |
| Interbank and money market items (Assets) | 37,269 | 41,661 | 78,930 | 53,386 | 5,687 | 59,073 |
| Investment-net | 115,151 | 15,574 | 130,725 | 127,919 | 16,029 | 143,948 |
| Loans | 568,867 | 1,648 | 570,515 | 510,780 | 1,611 | 512,391 |
| Deposits | 643,928 | 7,006 | 650,934 | 607,858 | 5,013 | 612,871 |
| Interbank and money market items (Liabilities) | 10,028 | 288 | 10,316 | 10,227 | 292 | 10,519 |
| Borrowings | 10,986 | 8,084 | 19,070 | 12,837 | 11,598 | 24,435 |
| Contingencies | 659,863 | 55,252 | 715,115 | 438,860 | 76,837 | 515,697 |

**Unit : Million Baht**

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 (Unaudited) | | | December 31, 2003 | | |
| | Domestic operations | Foreign operations | Total | Domestic operations | Foreign operations | Total |
| Total assets | 765,019 | 11,416 | 776,435 | 721,924 | 14,333 | 736,257 |
| Interbank and money market items (Assets) | 36,170 | 37,573 | 73,743 | 52,890 | 2,729 | 55,619 |
| Investment-net | 123,198 | 15,565 | 138,763 | 131,582 | 16,018 | 147,600 |
| Loans | 564,079 | 1,051 | 565,130 | 505,311 | 982 | 506,293 |
| Deposits | 645,921 | 2,701 | 648,622 | 605,414 | 1,718 | 607,132 |
| Interbank and money market items (Liabilities) | 10,344 | 288 | 10,632 | 10,560 | 291 | 10,851 |
| Borrowings | 10,595 | 8,084 | 18,679 | 12,445 | 11,598 | 24,043 |
| Contingencies | 659,863 | 54,952 | 714,815 | 438,860 | 76,602 | 515,462 |

7.6.2 The results of operations classified into domestic and foreign operations for the quarters ended September 30, 2004 and 2003 (unaudited) are as follows:

**Unit : Million Baht**

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | Domestic operations | Foreign operations | Elimination | Total | Domestic operations | Foreign operations | Elimination | Total |
| Interest and dividend income | 6,678 | 288 | (187) | 6,779 | 6,534 | 241 | (153) | 6,622 |
| Interest expenses | 1,385 | 286 | (187) | 1,484 | 1,746 | 254 | (153) | 1,847 |
| Net interest income | 5,293 | 2 | - | 5,295 | 4,788 | (13) | - | 4,775 |
| Non-interest income | 3,385 | 120 | - | 3,505 | 3,236 | 122 | - | 3,358 |
| Non-interest expenses | 4,992 | 54 | - | 5,046 | 4,792 | 45 | - | 4,837 |
| Income before income tax | 3,686 | 68 | - | 3,754 | 3,232 | 64 | - | 3,296 |

.../45

Unit : Million Baht

| | BANK | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | Domestic operations | Foreign operations | Elimination | Total | Domestic operations | Foreign operations | Elimination | Total |
| Interest and dividend income | 6,552 | 272 | (186) | 6,638 | 6,406 | 230 | (153) | 6,483 |
| Interest expenses | 1,368 | 283 | (186) | 1,465 | 1,726 | 251 | (153) | 1,824 |
| Net interest income | 5,184 | (11) | - | 5,173 | 4,680 | (21) | - | 4,659 |
| Non-interest income | 2,847 | 103 | - | 2,950 | 2,791 | 101 | - | 2,892 |
| Non-interest expenses | 4,443 | 36 | - | 4,479 | 4,291 | 28 | - | 4,319 |
| Income before income tax | 3,588 | 56 | - | 3,644 | 3,180 | 52 | - | 3,232 |

7.6.3 The results of operations classified into domestic and foreign operations for the nine-month periods ended September 30, 2004 and 2003 (unaudited) are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | Domestic operations | Foreign operations | Elimination | Total | Domestic operations | Foreign operations | Elimination | Total |
| Interest and dividend income | 19,547 | 737 | (478) | 19,806 | 20,810 | 794 | (490) | 21,114 |
| Interest expenses | 4,241 | 787 | (478) | 4,550 | 6,545 | 811 | (490) | 6,866 |
| Net interest income | 15,306 | (50) | - | 15,256 | 14,265 | (17) | - | 14,248 |
| Non-interest income | 15,333 | 369 | - | 15,702 | 8,078 | 349 | - | 8,427 |
| Non-interest expenses | 15,114 | 153 | - | 15,267 | 13,258 | 59 | - | 13,317 |
| Income before income tax | 15,525 | 166 | - | 15,691 | 9,085 | 273 | - | 9,358 |

Unit : Million Baht

| | BANK | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | Domestic operations | Foreign operations | Elimination | Total | Domestic operations | Foreign operations | Elimination | Total |
| Interest and dividend income | 19,105 | 695 | (477) | 19,323 | 20,458 | 752 | (490) | 20,720 |
| Interest expenses | 4,189 | 779 | (477) | 4,491 | 6,478 | 802 | (490) | 6,790 |
| Net interest income | 14,916 | (84) | - | 14,832 | 13,980 | (50) | - | 13,930 |
| Non-interest income | 13,554 | 314 | - | 13,868 | 6,907 | 286 | - | 7,193 |
| Non-interest expenses | 13,224 | 104 | - | 13,328 | 11,913 | 6 | - | 11,919 |
| Income before income tax | 15,246 | 126 | - | 15,372 | 8,974 | 230 | - | 9,204 |

7.7 Outstanding Loans, Deposits and Contingencies

Outstanding loans, deposits and contingencies between the Bank and subsidiaries, associated and related companies as at September 30, 2004 and December 31, 2003, are as follows:

**Unit : Million Baht**

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | December 31, 2003 | | |
| | Loans | Deposits | Contingencies | Loans | Deposits | Contingencies |
| **Subsidiaries** | | | | | | |
| Real Estate | | | | | | |
| SCB Resolution Corporation Ltd. | - | - | - | - | 2 | - |
| **Total subsidiaries** | - | - | - | - | 2 | - |
| **Associated Companies** | | | | | | |
| Finance & Insurance | | | | | | |
| The Siam Industrial Credit PCL and affiliates | 104 | 175 | 5 | 85 | 295 | 5 |
| Siam Commercial New York Life Insurance PCL | - | 67 | - | - | 64 | - |
| SCB Leasing PCL | 2,127 | 3 | 470 | 2,153 | 1 | 590 |
| Vina Siam Bank (Vietnam) | - | 10 | - | - | - | - |
| Siam Panich Leasing PCL and affiliates | 3,590 | 188 | 30 | 3,130 | 141 | 56 |
| Hunters Asset Mangement Co., Ltd. | - | - | - | - | 12 | - |
| Service | | | | | | |
| Siam Niti Law Office Co., Ltd. | - | 13 | 1 | - | 5 | 1 |
| Siam Cosmos Service Co., Ltd. and affiliates | - | 53 | - | - | 48 | - |
| Real Estate | | | | | | |
| Christiani & Nielsen (Thai) PCL and affiliates | 3 | 79 | 1,016 | 67 | 125 | 831 |
| Others | | | | | | |
| Saturn Inc. (Cayman Islands) and affiliates | 5 | 2 | - | 71 | 2 | - |
| Nobleclear holding (BVI) Ltd. (Germany) | - | - | 142 | - | - | 139 |
| Siam Press Management Co., Ltd. | - | - | - | - | 31 | - |
| **Total associated companies** | 5,829 | 590 | 1,664 | 5,506 | 724 | 1,622 |
| **Related companies (10 % to 20 % Ownership)** | | | | | | |
| Finance & Insurance | - | - | - | 346 | - | - |
| Service | 141 | 37 | 1 | 145 | 11 | 2 |
| Real Estate | - | 20 | 81 | - | 1 | 149 |
| Others | 404 | 1 | - | 568 | 52 | - |
| **Total related companies (10% - 20%)** | 545 | 58 | 82 | 1,059 | 64 | 151 |
| **Related company (Shareholding through debt restructuring process)** | | | | | | |
| ITV PCL. | - | - | - | 813 | 141 | 61 |
| Bangkok Crystal Co., Ltd. | - | - | - | 314 | - | 4 |
| Sri U Thong Co., Ltd. | 121 | 9 | 436 | 99 | 9 | 265 |
| Fuel Pipeline Transportation Co., Ltd. | 998 | 11 | 10 | 1,074 | 13 | 10 |
| Thai Baroda Industries Co., Ltd. | 1,121 | 17 | 641 | 1,118 | 2 | 633 |
| BNH Medical Centre Co., Ltd. | 315 | 12 | 3 | 315 | 10 | 3 |
| SG Land Co., Ltd. and affiliate | 641 | 24 | 3 | 650 | 40 | 3 |
| Mahachai Land Development Co., Ltd. | 332 | 10 | 37 | 344 | 11 | 52 |
| Zigma Concrete Co.,Ltd. | 46 | - | - | - | - | - |
| **Total related companies (Debt restructuring process)** | 3,574 | 83 | 1,130 | 4,727 | 226 | 1,031 |

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | December 31, 2003 | | |
| | Loans | Deposits | Contingencies | Loans | Deposits | Contingencies |
| **Related Company (Shareholding through other companies' debt restructuring process)** | | | | | | |
| Puen Pob Paet Co., Ltd. | - | 1 | - | - | 1 | - |
| CBNP(Thailand) Co., Ltd. | 299 | - | - | 308 | | - |
| Siam Media and Communication Co., Ltd. and affiliate | 450 | 2 | 1 | 480 | 3 | 2 |
| The Dheves Insurance PCL. | - | 51 | 1 | - | 87 | 4 |
| Supapirom Co., Ltd. | - | 2 | - | - | 2 | - |
| Donmuang International Airport Hotel Co., Ltd. | - | 25 | 5 | - | 13 | 5 |
| Sonoco (Thailand) Co., Ltd. | - | - | - | - | 21 | 5 |
| Nava 84 Co., Ltd. and affiliate | - | - | - | - | 1 | - |
| **Total related companies (Other companies' debt restructuring process)** | 749 | 81 | 7 | 788 | 128 | 16 |
| **Major-shareholder (10 %-20 % Ownership)** | | | | | | |
| The Crown Property Bureau | - | 6,126 | 2 | - | 1,061 | 2 |
| **Subsidiaries and associated companies of major-shareholder (which were not included in the above lists)** | | | | | | |
| Subsidiaries | 3 | 621 | 1 | 3 | 904 | 1 |
| Associated Companies | | | | | | |
| - Siam Sindhorn Co., Ltd. | 4,382 | 35 | 5 | 4,474 | 56 | 10 |
| - Others | 1,548 | 542 | 77 | 1,651 | 418 | 268 |
| **Total related companies (Subsidiaries and associated companies of major-shareholder)** | 5,933 | 1,198 | 83 | 6,128 | 1,378 | 279 |
| **Companies owned / controlled by the Bank' s directors / management** | 11 | 8 | 6 | 17 | 11 | 19 |
| **Officers from departmental managers upward** | 133 | 654 | - | 121 | 473 | - |
| **Total** | 16,774 | 8,798 | 2,974 | 18,346 | 4,067 | 3,120 |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | December 31, 2003 | | |
| | Loans | Deposits | Contingencies | Loans | Deposits | Contingencies |
| **Subsidiaries** | | | | | | |
| Finance & Insurance | | | | | | |
| Chatuchak Asset Management Co., Ltd. | - | 3,944 | - | - | 58 | - |
| The Cambodian Commercial Bank Ltd. (Cambodia) | - | 131 | 2 | - | 13 | - |
| SCB Securities Co., Ltd. | - | 275 | 4 | 150 | 289 | 4 |
| The Book Club Finance PCL | 276 | - | - | 192 | 7 | - |
| The Samaggi Insurance PCL and affiliates | - | 81 | 1 | - | 44 | - |
| SCB Asset Management Co., Ltd. | - | 2 | - | - | 5 | - |
| Hunters Asset Management Co., Ltd. | - | 14 | - | - | 12 | - |

.../48

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | December 31, 2003 | | |
| | Loans | Deposits | Contingencies | Loans | Deposits | Contingencies |
| Services | | | | | | |
| SCB Business Services Co., Ltd. | - | 28 | - | - | 14 | - |
| SCB Training Centre Co., Ltd. | 89 | 5 | - | 89 | 4 | 1 |
| Siam Pitiwat Co., Ltd. | - | 27 | - | - | 17 | - |
| Sub Sri Thai Warehouse PCL | - | 7 | - | - | 10 | 1 |
| Real Estate | | | | | | |
| SCB Resolution Corporation Ltd. | - | - | - | - | 2 | - |
| Mahisorn Co., Ltd. | 3,204 | 33 | 18 | 3,342 | 39 | 18 |
| Others | | | | | | |
| Astrakhan Investment Ltd. (Hong Kong) and affiliates | - | 120 | - | 5 | 119 | - |
| **Total subsidiaries** | 3,569 | 4,667 | 25 | 3,778 | 633 | 24 |
| **Associated Companies** | | | | | | |
| Finance & Insurance | | | | | | |
| The Siam Industrial Credit PCL and affiliates | 14 | 175 | 5 | 15 | 295 | 5 |
| Siam Commercial New York Life Insurance PCL | - | 67 | - | - | 64 | - |
| SCB Leasing PCL | 2,127 | 3 | 470 | 2,143 | 1 | 590 |
| Vina Siam Bank (Vietnam) | - | 10 | - | - | - | - |
| Siam Panich Leasing PCL and affiliates | 3,415 | 188 | 30 | 2,960 | 141 | 56 |
| Service | | | | | | |
| Siam Niti Law Office Co., Ltd. | - | 13 | 1 | - | 5 | 1 |
| Siam Cosmos Service Co., Ltd. and affiliates | - | 53 | - | - | 48 | - |
| Real Estate | | | | | | |
| Christiani & Nielsen (Thai) PCL and affiliates | 3 | 79 | 1,016 | 67 | 125 | 831 |
| Others | | | | | | |
| Saturn Inc. (Cayman Islands) and affiliates | 5 | 2 | - | 71 | 2 | - |
| Nobleclear holding (BVI) Ltd. (Germany) | - | - | 142 | - | - | 139 |
| Siam Press Management Co., Ltd. | - | - | - | - | 31 | - |
| **Total associated companies** | 5,564 | 590 | 1,664 | 5,256 | 712 | 1,622 |
| **Related companies (10 % to 20 % Ownership)** | | | | | | |
| Finance & Insurance | - | - | - | 346 | - | - |
| Service | 141 | 37 | 1 | 145 | 11 | 2 |
| Real Estate | - | 20 | 81 | - | 1 | 149 |
| Others | 404 | 1 | - | 568 | 52 | - |
| **Total related companies (10% - 20%)** | 545 | 58 | 82 | 1,059 | 64 | 151 |

.../49

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2004 | | | December 31, 2003 | | |
| | Loans | Deposits | Contingencies | Loans | Deposits | Contingencies |
| **Related company (Shareholding through debt restructuring process)** | | | | | | |
| ITV PCL. | - | - | - | 813 | 141 | 61 |
| Bangkok Crystal Co., Ltd. | - | - | - | 314 | - | 4 |
| Sri U Thong Co., Ltd. | 121 | 9 | 436 | 99 | 9 | 265 |
| Fuel Pipeline Transportation Co., Ltd. | 998 | 11 | 10 | 1,074 | 13 | 10 |
| Thai Baroda Industries Co., Ltd. | 1,121 | 17 | 641 | 1,118 | 2 | 633 |
| BNH Medical Centre Co., Ltd. | 315 | 12 | 3 | 315 | 10 | 3 |
| SG Land Co., Ltd. and affiliate | 641 | 24 | 3 | 650 | 40 | 3 |
| Mahachai Land Development Co., Ltd. | 332 | 10 | 37 | 344 | 11 | 52 |
| Zigma Concrete Co.,Ltd. | 46 | - | - | - | - | - |
| **Total related companies (Debt restructuring process)** | 3,574 | 83 | 1,130 | 4,727 | 226 | 1,031 |
| **Related Company (Shareholding through other companies' debt restructuring process)** | | | | | | |
| Puen Pob Paet Co., Ltd. | - | 1 | - | - | 1 | - |
| CBNP(Thailand) Co., Ltd. | 299 | - | - | 308 | - | - |
| Siam Media and Communication Co., Ltd. and affiliate | 233 | 2 | 1 | 263 | 3 | 2 |
| The Dheves Insurance PCL. | - | 51 | 1 | - | 87 | 4 |
| Supapirom Co., Ltd. | - | 2 | - | - | 2 | - |
| Donmuang International Airport Hotel Co., Ltd. | - | 25 | 5 | - | 13 | 5 |
| Sonoco (Thailand) Co., Ltd. | - | - | - | - | 21 | 5 |
| Nava 84 Co., Ltd. and affiliate | - | - | - | - | 1 | - |
| **Total related companies (Other companies' debt restructuring process)** | 532 | 81 | 7 | 571 | 128 | 16 |
| **Major-shareholder (10 %-20 % Ownership)** | | | | | | |
| The Crown Property Bureau | - | 6,126 | 2 | - | 1,061 | 2 |
| **Subsidiaries and associated companies of major-shareholder (which were not included in the above lists)** | | | | | | |
| Subsidiaries | 3 | 621 | 1 | 3 | 904 | 1 |
| Associated Companies | | | | | | |
| - Siam Sindhorn Co., Ltd. | 4,382 | 35 | 5 | 4,474 | 56 | 10 |
| - Others | 1,548 | 542 | 77 | 1,611 | 418 | 268 |
| **Total related companies (Subsidiaries and associated companies of major-shareholder)** | 5,933 | 1,198 | 83 | 6,088 | 1,378 | 279 |
| **Companies owned / controlled by the Bank' s directors / management** | 11 | 8 | 6 | 17 | 11 | 19 |
| **Officers from departmental managers upward** | 133 | 654 | - | 121 | 473 | - |
| **Total** | 19,861 | 13,465 | 2,999 | 21,617 | 4,686 | 3,144 |

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders since September 2004.

| Document No. | Date Published or distributed | Document |
|---|---|---|
| 1 | Sep 3, 2004 | Conversion date of preferred shares of Siam Commercial Bank into ordinary shares |
| 2 | Oct 4, 2004 | Conversion of preferred shares of Siam Commercial Bank into ordinary shares |
| 3 | Oct 21, 2004 | Notification as to the result of Conversion of Subordinated Convertible Debenture |

ธนาคารไทยพาณิชย์
**SIAM COMMERCIAL BANK**

*- TRANSLATION FROM THAI TEXT -*

BSS 2-470370 September 3, 2004

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred shares are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on September 30, 2004 is as follows:

| | |
|---|---|
| Conversion Notice | September 15 – 29, 2004 |
| Exercise Date | September 30, 2004 |
| Exercise Procedure | (1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. |
| | (2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. |
| | (3) Documents required to be delivered for conversion are:<br>1. form of conversion notice as prescribed by the Bank;<br>2. preferred shares certificate or any replacement thereof (as prescribed by SET); and |

/ 3. in case

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

**Place for Exercise**

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of *preferred shares for securities trading.*

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS 2-470386 October 4, 2004

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the September 30, 2004 exercise date, applications for conversion were for 147,809,200 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

| | | |
|---|---|---|
| **Preferred Shares** | | |
| Initial number of preferred shares issued | 2,500,000,000 | Shares |
| Increase in preferred shares resulting from SCB - W exercise | 112,115,570 | Shares |
| Number of preferred shares already converted | (814,034,737) | Shares |
| Conversion per this exercise date (September 30, 2004) | (147,809,200) | Shares |
| Convertible preferred shares outstanding | 1,650,271,633 | Shares |
| **Ordinary shares** | | |
| Number of ordinary shares outstanding prior to conversion | 588,760,073 | Shares |
| Previous conversion from subordinated debentures | 135,719,257 | Shares |
| Previous conversion from preferred shares | 814,034,737 | Shares |
| Conversion per this exercise date (September 30, 2004) | 147,809,200 | Shares |
| Total ordinary shares outstanding | 1,686,323,267 | Shares |
| No. of new converted shares held by **foreign** shareholders | 132,921,312 | Shares |
| No. of new converted shares held by **local** shareholders | 14,887,888 | Shares |

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

No. Tor Thor. 31-471125 October 21, 2004

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The President

The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion on October 18, 2004 of which exercise price is Baht 30 pershare as follows:

| | Description | Unit |
|---|---|---|
| 1. | Subordinated convertible debentures at first placement | 6,000,000 |
| | Converted debentures | 4,071,580 |
| | Debentures requested conversion | 267,100 |
| | Outstanding unconverted debentures | 1,661,320 |
| 2. | Common stocks accommodated conversion | 200,000,000 |
| | Converted - common stocks | 135,719,257 |
| | Requested conversion - common stocks | 8,903,327 |
| | Outstanding common stocks for conversion | 55,377,416 |
| 3. | Debenture-converted-common stocks in this exercise held by Foreign investors | - |
| | Debenture-converted-common stocks in this exercise held by Thai investors | 8,903,327 |

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

PL 14

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงจตุจักร เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

*- Translation -*

No. Gor 29092 Garuda Emblem Department of Business Development, Ministry of Commerce

## Affidavit

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 15 persons namely:

   1) Mr. Anand Panyarachun
   2) Mr. Chirayu Isarangkun Na Ayuthaya
   3) Khunying Jada Wattanasiritham
   4) M.R. Disnadda Diskul
   5) Mr. Peter Seah Lim Huat
   6) Mr. John William Hancock
   7) Mr. Vichit Suraphongchai
   8) Mr. Bodin Asvanich
   9) Mrs. Kannikar Chalitaporn
   10) Mr. Maris Samaram
   11) Mr. Tiraphot Vajrabhaya
   12) Mr. Pichai Chunhavajira
   13) Mr. Sumate Tanthuwanit
   14) Mrs. Puntip Surathin
   15) Mr. Prakob Tantiyapong

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Billion Baht).

3.2 Paid up capital is Baht 33,365,949,000 (Thirty Three Thousand Three Hundred Sixty Five Million Nine Hundred and Forty Nine Thousand Baht).

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

AFFIDAVI

*- Translation -*

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis.

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

Issued on October 7, B.E. 2547 (A.D. 2004)

Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

| |
|---|
| Department of Business Development<br>Garuda Emblem<br>Ministry of Commerce |

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993).

AFFIDAVI

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

*-Translation-*

This document is attached to the Affidavit.

(Signature)
(Mrs.Nilawan Kobkuachaiyapong)
Registrar

# The Objectives
# Of
# The Siam Commercial Bank Public Company Limited

Department of Business
Development
Garuda Emblem
Ministry of Commerce

October 7, B.E. 2547 (A.D. 2004)

**The Company has 9 objectives as follows:**

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

AFFIDAVI

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

*-Translation-*

| This document is attached to the Affidavit. |
|---|
| (Signature) |
| (Mrs. Nilawan Kobkuachaiyapong) |
| Registrar |

# The Objectives
# Of
# The Siam Commercial Bank Public Company Limited

| Department of Business Development |
|---|
| Garuda Emblem |
| Ministry of Commerce |

October 7, B.E. 2547 (A.D. 2004)

**The Company has 9 objectives as follows:**

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organisations, or other agencies both private and governmental, whether in Thailand or elsewhere.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

(7) To provide financial support to any persons, group of persons, funds organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.



SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

*-Translation-*

This document is attached to the Affidavit.

(Signature)
(Mrs.Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

October 7, B.E. 2547 (A.D. 2004)

# The Objectives
# Of
# The Siam Commercial Bank Public Company Limited

**The Company has 9 objectives as follows:**

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 009699 15 OCT 2004
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

AFFIDAVI

*-Translation –*

Registered on October 7, B.E. 2547 (A.D. 2004)

Form BorMorJor. 005



Document attached to the application no.75471007-36

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 29093 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on October 7, B.E. 2547 (A.D. 2004), issued on October 7, B.E. 2547 (A.D. 2004)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,365,949,000 Baht (Thirty Three Thousand Three Hundred Sixty Five Million Nine Hundred and Forty Nine Thousand Baht)

2. Total amount of shares distributed 3,336,594,900 shares (Three Thousand Three Hundred Thirty Six Million Five Hundred Ninety Four Thousand and Nine Hundred shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,686,323,267 shares (One Thousand Six Hundred Eighty Six Million Three Hundred Twenty Three Thousand Two Hundred and Sixty Seven shares)
preference share 1,650,271,633 shares (One Thousand Six Hundred Fifty Million Two Hundred Seventy One Thousand Six Hundred and Thirty Three shares)

(b) Shares to be paid-up other than in money
ordinary share - share ( - )
preference share - share ( - )

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share - share ( - )
preference share - share ( - )

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling _______page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Signature)
(Mr. Chayawat Sattabusya)

AFFIDAVI

No. 009705 15 OCT 2004

BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

MINISTRY OF FO...

Translator and owner of the document will primarily take responsibility for erroneous translation/ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

No. 009706 15 OCT 2004
BANGKOK

CERTIFIED TRUE COPY

(MR. SARASNANT MUNGKAND
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

*- Translation -*

No. Gor 30550 Garuda Emblem Department of Business Development,
Ministry of Commerce

## Affidavit

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 15 persons namely:

| | | | |
|---|---|---|---|
| 1) | Mr. Anand Panyarachun | 2) | Mr. Chirayu Isarangkun Na Ayuthaya |
| 3) | Khunying Jada Wattanasiritham | 4) | M.R. Disnadda Diskul |
| 5) | Mr. Peter Seah Lim Huat | 6) | Mr. John William Hancock |
| 7) | Mr. Vichit Suraphongchai | 8) | Mr. Bodin Asvanich |
| 9) | Mrs. Kannikar Chalitaporn | 10) | Mr. Maris Samaram |
| 11) | Mr. Tiraphot Vajrabhaya | 12) | Mr. Pichai Chunhavajira |
| 13) | Mr. Sumate Tanthuwanit | 14) | Mrs. Puntip Surathin |
| 15) | Mr. Prakob Tantiyapong | | |

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Billion Baht).

3.2 Paid up capital is Baht 33,454,982,270 (Thirty Three Thousand Four Hundred Fifty Four Million Nine Hundred Eighty Two Thousand Two Hundred and Seventy Baht).

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
นายชยวัต สัตตบุษย์
(Mr. Chayawat Sattabusya)

AFFIDAVI

*- Translation -*

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis.

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

Issued on October 27, B.E. 2547 (A.D. 2004)

Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993).

AFFIDAVI

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

*-Translation-*

This document is attached to the Affidavit.

(Signature)
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

# The Objectives
Of
The Siam Commercial Bank Public Company Limited

Department of Business Development
Garuda Emblem
Ministry of Commerce

October 27, B.E. 2547 (A.D. 2004)

**The Company has 9 objectives as follows:**

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.



SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
นายชยวัฒน์ สัตตบุษย์
(Mr. Chayawat Sattabusya)

*-Translation-*

| This document is attached to the Affidavit. |
| --- |
| (Signature)<br>(Mrs. Nilawan Kobkuachaiyapong)<br>Registrar |

# The Objectives Of The Siam Commercial Bank Public Company Limited

| Department of Business Development<br>Garuda Emblem<br>Ministry of Commerce |
| --- |

October 27, B.E. 2547 (A.D. 2004)

**The Company has 9 objectives as follows:**

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organisations, or other agencies both private and governmental, whether in Thailand or elsewhere.

AFFIDAVI

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
นายฉัตรวัฒน์ สัตตบุษย์
(Mr. Chayawat Sattabusya)

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

(7) To provide financial support to any persons, group of persons, funds organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
นาย ชยวัฒน์ สัตตบุษย์
(Mr. Chayawat Sattabusya)

*-Translation-*

This document is attached to the Affidavit.

(Signature)
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

October 27, B.E. 2547 (A.D. 2004)

# The Objectives
# Of
# The Siam Commercial Bank Public Company Limited

**The Company has 9 objectives as follows:**

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 021859 2 NOV 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

AFFIDAVI

*-Translation –*

Registered on October 27, B.E. 2547 (A.D. 2004)

Form BorMorJor. 005

Page 1 of 1 page
Document attached to the application no.75471027-63

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 30551 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on October 27, B.E. 2547 (A.D. 2004), issued on October 27, B.E. 2547 (A.D. 2004)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,454,982,270 Baht (Thirty Three Thousand Four Hundred Fifty Four Million Nine Hundred Eighty Two Thousand Two Hundred and Seventy Baht)

2. Total amount of shares distributed 3,345,498,227 shares (Three Thousand Three Hundred Forty Five Million Four Hundred Ninety Eight Thousand Two Hundred and Twenty Seven shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,695,226,594 shares (One Thousand Six Hundred Ninety Five Million Two Hundred Twenty Six Thousand Five Hundred and Ninety Four shares)
preference share 1,650,271,633 shares (One Thousand Six Hundred Fifty Million Two Hundred Seventy One Thousand Six Hundred and Thirty Three shares)

(b) Shares to be paid-up other than in money
ordinary share - share ( - )
preference share - share ( - )

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share - share ( - )
preference share - share ( - )

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling _______page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
นายชยวัฒน์ สัตตบุษย์
(Mr. Chayawat Sattabusya)

AFFIDAVI

No. 021853 2 NOV 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด